      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 1999
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------
THE SEAGRAM COMPANY LTD. --
LA COMPAGNIE SEAGRAM LTEE                         JOSEPH E. SEAGRAM & SONS, INC.
           (EXACT NAME OF REGISTRANTS AS SPECIFIED IN THEIR CHARTERS)

                    CANADA                                        INDIANA
       (STATE OR OTHER JURISDICTION OF                (STATE OR OTHER JURISDICTION OF
        INCORPORATION OR ORGANIZATION)                 INCORPORATION OR ORGANIZATION)
                     NONE                                        13-1285240
     (I.R.S. EMPLOYER IDENTIFICATION NO.)         (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
               1430 PEEL STREET                               375 PARK AVENUE
       MONTREAL, QUEBEC, CANADA H3A 1S9                   NEW YORK, NEW YORK 10152
                (514) 849-5271                                 (212) 572-7000

(ADDRESSES, INCLUDING ZIP CODES, AND TELEPHONE NUMBERS, INCLUDING AREA CODES, OF
                   REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)

                             ROBERT W. MATSCHULLAT
                         JOSEPH E. SEAGRAM & SONS, INC.
                                375 PARK AVENUE
                            NEW YORK, NEW YORK 10152
                                 (212) 572-7000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF REGISTRANTS' AGENT FOR SERVICE AND AUTHORIZED REPRESENTATIVE OF THE SEAGRAM
                       COMPANY LTD. IN THE UNITED STATES)
                                   COPIES TO:

         GEORGE R. KROUSE, JR., ESQ.                   ROBERT E. BUCKHOLZ, JR., ESQ.
             SARAH E. COGAN, ESQ.                           SULLIVAN & CROMWELL
          SIMPSON THACHER & BARTLETT                          125 BROAD STREET
             425 LEXINGTON AVENUE                         NEW YORK, NEW YORK 10004
        NEW YORK, NEW YORK 10017-3909

                           -------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
                           -------------------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [ ]
                           -------------------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                             PROPOSED
                                                              MAXIMUM
                                                             AGGREGATE                 AMOUNT OF
              TITLE OF EACH CLASS OF                         OFFERING                REGISTRATION
            SECURITIES TO BE REGISTERED                     PRICE(E)(F)                   FEE
-------------------------------------------------------------------------------------------------------
Stock Purchase Units...............................       $1,150,000,000               $319,700
Debt Securities(a).................................                   --                     --
Common Shares(b)...................................                   --                     --
Stock Purchase Contracts(c)........................                   --                     --
Guarantees(d)......................................                   --                     --
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

(a) No separate consideration will be received by Joseph E. Seagram & Sons, Inc. Pursuant to Rule 457(n) under the Securities Act of 1933, as amended, no registration fee is required.

(b) No separate consideration will be received by The Seagram Company Ltd. Pursuant to Rule 457(n) under the Securities Act of 1933, as amended, no registration fee is required.

(c) No separate consideration will be received by The Seagram Company Ltd. Pursuant to Rule 457(n) under the Securities Act of 1933, as amended, no registration fee is required.

(d) No separate consideration will be received by The Seagram Company Ltd. Pursuant to Rule 457(n) under the Securities Act of 1933, as amended, no registration fee is required.

(e) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.

(f) Exclusive of accrued interest, distributions and dividends, if any.

    The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 13, 1999

                                          Units
                            THE SEAGRAM COMPANY LTD.
                % Adjustable Conversion-rate Equity Security Units
                            ------------------------

     Each unit consists of a contract to purchase common shares of The Seagram Company Ltd., and a subordinated deferrable note of its subsidiary, Joseph E. Seagram & Sons, Inc., that is guaranteed by The Seagram Company Ltd. You will receive from each unit:

          - interest payments at the rate of      % per year, paid quarterly,

          - contract fee payments at the rate of an additional      % per year,
            paid quarterly,

          - on                , 2002, between      and 1 common share of The
            Seagram Company Ltd., depending on the average trading price of the common shares at that time.

     You may use the proceeds of a remarketing of the notes to satisfy your
payment obligation under the contracts, which is due on           , 2002. You
may also elect to deliver treasury securities or cash to satisfy that obligation, in which case the notes will be returned to you.

     The interest rate on the notes will be reset on                , 2002. We
can defer payments of interest for up to 5 years and contract fees for up to 3
years. Amounts that we defer will bear interest at the rate of      % until
               , 2002, and at the reset interest rate on the notes after that date.

     You may not separate the notes from the contracts, except in limited circumstances. The notes and contracts will therefore trade together as units. We will apply to list the units on the New York Stock Exchange. Our common shares are listed on the New York Stock Exchange under the symbol "VO". The last reported sale price on the New York Stock Exchange on May 12, 1999 was $59 3/16 per share.

     Investing in the units involves risks described beginning on page 7.
                            ------------------------

     NEITHER THE SEC NOR ANY SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THE PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                             Per Unit         Total
                                                           ------------    ------------
Initial public offering price of units...................  $               $
Underwriting discount....................................
Proceeds to us, before expenses..........................

     We have granted the underwriters the right to purchase up to additional units to cover any over-allotments.
                            ------------------------

                              GOLDMAN, SACHS & CO.
                            ------------------------

                      Prospectus dated              1999.

                              [INSIDE FRONT COVER]

                    PHOTOGRAPHS OF SEAGRAM'S RECORDED MUSIC
                        PRODUCTS, FILMS, THEME PARKS AND
                           BEVERAGE ALCOHOL PRODUCTS

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and financial statements and notes to the financial statements appearing elsewhere in or incorporated by reference into this prospectus.

                            THE SEAGRAM COMPANY LTD.

     We operate in two global business segments: entertainment and spirits and wine. The entertainment segment produces and distributes recorded music and motion picture, television and home video products throughout the world. It also operates theme parks and retail stores. The spirits and wine segment produces and markets distilled spirits, wines, coolers, beers and mixers in more than 190 countries and territories.

                               BUSINESS STRATEGY

     We have transformed ourselves into a leading entertainment company with a first-tier global spirits and wine business. Our objective is to enhance shareholder value by executing the following strategies:

- CAPITALIZE ON OUR LEADING POSITION IN THE MUSIC INDUSTRY: With the completion of the PolyGram acquisition, we are the world's largest music company with a 22% market share (based on 1998 unit sales) and have the #1 position in every major region in the world, including North America, South America, Europe and Asia, and in every major music genre, including Hip-Hop, R&B, rock, country, jazz and classical. We also have the largest music catalog in the world.

- DEVELOP E-COMMERCE FOR MUSIC DISTRIBUTION: Our strategy is to be at the forefront of the development of music distribution through e-commerce and electronic delivery. We are actively participating in the development of worldwide standards for the protection of digitized music which will allow the commercial sale and distribution of music over the internet and all future broadband channels. In April 1999, Seagram and BMG formed GetMusic, an on-line music alliance, to create internet sites to promote and sell music.

-  PURSUE SIGNIFICANT POTENTIAL COST-SAVINGS FROM THE UNIVERSAL/POLYGRAM
   COMBINATION: The PolyGram acquisition combined two of the leading music companies with top record labels across all music genres and complementary distribution capabilities. This combination has created the potential for significant cost savings through consolidation of labels, manufacturing and distribution facilities and corporate overhead reductions. We expect these cost savings to reach $300 million annually by fiscal year 2001.

- EXPAND BRANDED THEME PARKS: Recently, we have significantly expanded our branded theme parks in North America, and made investments in Europe and Asia. This month, in Orlando, Florida, we will open with our partner Universal Studios Islands of Adventure, a second major theme park, and CityWalk, a dining, retail and entertainment complex. The new theme park features attractions that draw on such well-known entertainment names as Jurassic Park, Dr. Seuss and Marvel Comic Super Heroes. With the expected opening of The Portofino Bay Hotel in September 1999 and two additional hotels in 2000 and 2001, adjacent to Universal Studios Florida and Universal Studios Islands of Adventure, we expect to create a world-class destination resort, Universal Studios Escape. In May 1999 we added Terminator 2:3D at our California theme park, Universal Studios Hollywood. We acquired an interest in and manage Universal's Port Aventura, a theme park near Barcelona, Spain. The Universal Studios Japan theme park is under construction and is scheduled to open in Osaka in 2001.

- ENHANCE FILMED ENTERTAINMENT RETURNS: We have a valuable library of 3,000 feature films. We are committed to increasing its value through our current development, production and marketing of motion pictures. We also plan to seek to reduce the capital used in our motion picture business through increased co-financing and co-production arrangements. In addition, we are using our television library of nearly 24,000 episodes and our motion picture library to gain equity stakes in new television channels internationally, particularly in Europe.

- STRENGTHEN STAKE IN DOMESTIC TELEVISION: In February 1998, we combined our domestic television businesses with Home Shopping Network to form USA Networks, a public company in which we own a 45% effective interest. USA Networks has strong positions in programming, broadcast and cable distribution, and e-commerce. As of May 12, 1999, the market value of this investment was approximately $5.9 billion.

- GROW OUR KEY SPIRITS AND WINE BRANDS AND MARKETS: It is our objective to grow our key global brands: Chivas Regal, Crown Royal, Captain Morgan, Martell Cognac and ABSOLUT VODKA. We have also identified the United States, Germany, Spain, the United Kingdom, Japan and Korea as priority established markets. We also see growth potential in Brazil, Russia, Poland, China and India. We are a leading producer and importer of fine wines in North America. We expect to benefit from a recovery in the Asian markets and continued strong demand in North America.

                                  THE OFFERING

                                   THE UNITS

COMPONENTS OF UNITS

     Each unit consists of a contract to purchase common shares of Seagram and a subordinated deferrable note of Joseph E. Seagram & Sons, Inc., a subsidiary of Seagram which we refer to as JES. The notes are guaranteed by Seagram. You will receive from each unit:

- interest payments at the rate of      % per year, paid quarterly,

- contract fee payments at the rate of an additional      % per year, paid
  quarterly,

- on           , 2002, between           and 1 common share of Seagram,
  depending on the average trading price of the common shares at that time.

     The notes will be pledged to secure the unit holder's obligations to Seagram to purchase the common shares under the contracts.

     You may not separate the notes from the contracts. The notes and contracts will therefore trade together as units.

SETTLEMENT RATE

     The number of common shares you will receive for each unit will be determined by one of the following settlement rates:

- If the average trading price equals or exceeds $          , you will receive
            common shares.

- If the average trading price is less than $          but greater than
  $          , you will receive           common shares having a value, based on
  the average trading price, equal to $          .

- If the average trading price is less than or equal to $          , you will
  receive 1 common share.

     The average trading price used to determine the settlement rate will be the average closing price of the common shares during a 20-trading day period ending
on           , 2002. The settlement rate will be subject to anti-dilution adjustment in case of stock splits, stock dividends, or other events affecting the common shares. You can find more information about the settlement rate
starting on page      .

SETTLEMENT MECHANICS

     REMARKETING OF NOTES.  On           , 2002 the remarketing agent will
remarket the notes and use the proceeds to purchase substitute collateral. After the notes have been remarketed, the interest rate on the notes will be reset at the rate determined by the remarketing agent.

     You may elect not to participate in the remarketing and retain the notes underlying the units by delivering treasury securities as substitute collateral.

     EARLY SETTLEMENT.  You may settle the purchase contracts underlying your
units at any time prior to           , 2002, by delivering $          in cash
per unit. You will receive           common shares per unit and the notes
underlying the units upon delivery of the cash.

                                   THE NOTES

     The notes will:

     - bear interest at an annual rate of   % prior to              , 2002, and
       at the reset rate after that date, paid quarterly, subject to the deferral provisions described below,

     - mature on              , 2004, and

     - not be redeemable prior to maturity.

     The interest rate on the notes will be reset on              , 2002 in
connection with the remarketing of the notes described above.

     JES may defer payments of interest on the notes. Any deferred payments of interest will bear additional interest at an annual rate equal to the deferral
rate of      % prior to              , 2002, and at the reset rate thereafter.

                            OTHER TERMS OF THE UNITS

     CONTRACT FEES.  Seagram may defer contract fee payments for up to 3 years
at a deferral rate of      % per year.

     LISTING.  We will apply to list the units on the NYSE.

     UNITED STATES FEDERAL INCOME TAX CONSEQUENCES. The notes will be subject to the regulations concerning contingent payment debt instruments. As such, you will be subject to federal income tax on the accrual of original issue discount in respect of the notes. In addition, the contract fees and deferred contract fees may be taxed to you as ordinary income, when received or accrued, in accordance with your method of accounting. Because there is no statutory, judicial or administrative authority directly addressing the tax treatment of the units or instruments similar to the units, you are urged to consult your own tax advisor concerning the tax consequences of an investment in the units.

                                 OTHER OFFERING

     Seagram is also offering approximately $          billion of common shares
in a separate public offering. The offerings are not conditioned on each other.

                             SUMMARY FINANCIAL DATA
                       (US$ IN MILLIONS EXCEPT PER SHARE)
                                  (UNAUDITED)

     The historical consolidated financial data presented below is unaudited. The pro forma financial data shows the effect of the acquisition of PolyGram as if it had been consummated on July 1, 1997.

                                                                      ACTUAL        PRO FORMA
                                                                    NINE MONTHS    NINE MONTHS
                                              FISCAL YEARS ENDED       ENDED          ENDED
                                                   JUNE 30,          MARCH 31,      MARCH 31,
                                              ------------------    -----------    -----------
                                               1997       1998         1999           1999
                                              -------    -------    -----------    -----------
INCOME STATEMENT DATA
Revenues
  Entertainment
     Music..................................  $ 1,427    $ 1,461      $ 2,409        $ 4,994
     Filmed entertainment...................    3,168      2,793        2,141          2,588
     Recreation & other.....................      825        695          618            618
     Gain on sale of Putnam.................       64         --           --             --
                                              -------    -------      -------        -------
  Entertainment.............................    5,484      4,949        5,168          8,200
  Spirits and wine..........................    4,870      4,525        3,621          3,621
                                              -------    -------      -------        -------
Total Revenues..............................  $10,354    $ 9,474      $ 8,789        $11,821
                                              =======    =======      =======        =======

                                                                      ACTUAL        PRO FORMA
                                                                    NINE MONTHS    NINE MONTHS
                                              FISCAL YEARS ENDED       ENDED          ENDED
                                                   JUNE 30,          MARCH 31,      MARCH 31,
                                              ------------------    -----------    -----------
                                               1997       1998         1999           1999
                                              -------    -------    -----------    -----------
Operating income
  Entertainment
     Music..................................  $   (58)   $   (44)     $   (80)       $   121
     Filmed entertainment...................      157        229         (119)          (194)
     Recreation & other.....................       31         24           31             31
     Gain on sale of Putnam.................       64         --           --             --
                                              -------    -------      -------        -------
  Entertainment.............................      194        209         (168)           (42)
  Spirits and wine..........................      663        464          438            438
  Restructuring charge......................       --         --         (405)            --
  Corporate.................................     (138)      (120)         (68)           (68)
                                              -------    -------      -------        -------
Total operating income......................  $   719    $   553      $  (203)       $   328
                                              =======    =======      =======        =======
Interest, net and other.....................  $   147    $   228      $   301        $   526
Net income (loss)...........................  $   502    $   946      $   739        $  (155)
Basic earnings (loss) per share.............  $  1.36    $  2.70      $  2.00        $ (0.39)
Diluted earnings (loss) per share...........  $  1.35    $  2.68      $  2.00        $ (0.39)
FINANCIAL POSITION DATA
    (AT END OF PERIOD)
Current assets..............................  $ 6,131    $ 6,971      $ 8,786
Total assets................................  $20,447    $22,179      $35,699
Net debt....................................  $ 2,227    $ 2,704      $ 8,450
Minority interest...........................  $ 1,851    $ 1,915      $ 1,878
Shareholders' equity........................  $ 9,422    $ 9,316      $12,057
Shares outstanding at period end
  (thousands)...............................  365,281    347,132      401,796
CASH FLOW DATA
  Cash flow from operating activities.......  $   664    $  (241)     $   387
  Capital expenditures......................  $  (393)   $  (410)     $  (314)
  Other investing activities, net...........  $ 2,101    $ 1,109      $(5,356)
  Dividends paid............................  $  (239)   $  (231)     $  (181)
  Depreciation and amortization.............  $   393    $   416      $   506            592
SUPPLEMENTAL INFORMATION
EBITDA
  Entertainment
     Music..................................  $    72    $    90      $   208        $   722
     Filmed entertainment...................      373        463          (67)          (131)
     Recreation & other.....................      158        159           92             92
                                              -------    -------      -------        -------
  Entertainment.............................      603        712          233            683
  Spirits and wine..........................      810        590          536            536
                                              -------    -------      -------        -------
Total EBITDA................................  $ 1,413    $ 1,302      $   769        $ 1,219
                                              =======    =======      =======        =======
Net income from continuing operations, plus
  amortization..............................  $   584    $   405      $   231        $   460
Net income from continuing operations, plus
  amortization, per share...................  $  1.58    $  1.16      $   .63        $  1.16

     Summary financial data includes earnings before interest, taxes, depreciation and amortization ("EBITDA"), which we believe is an appropriate measure of our operating performance, given the significant goodwill associated with our acquisitions. However, EBITDA should be considered in addition to, not as a substitute for operating income, net income, cash flows and other measures of financial performance in accordance with generally accepted accounting principles.

                                  RISK FACTORS

     Before purchasing units, you should carefully consider the following risk factors relating to the units.

                   YOU WILL BEAR THE ENTIRE RISK OF A DECLINE
                       IN THE PRICE OF THE COMMON SHARES

     The market value of the common shares you receive on          , 2002 (which
we refer to as the "stock purchase date") may be materially different from the price you pay for those common shares. If the average trading price of the
common shares on the stock purchase date is less than $       (that is, less
than the closing price of the common shares on the date of this prospectus), you will, on the stock purchase date, be required to purchase common shares at a loss. Accordingly, a holder of units assumes the entire risk that the market value of the common shares may decline. Any such decline could be substantial.

                     YOU WILL RECEIVE ONLY A PORTION OF ANY
                           APPRECIATION IN THE COMMON
                                  SHARE PRICE

     The number of common shares that will be issued upon settlement may decline
by up to      % as the market value of the common shares increases. Therefore, your opportunity for equity appreciation will be less than if you invested directly in common shares. In addition, if the average trading price of the
common shares at the stock purchase date exceeds $       but falls below
$       , you will receive no equity appreciation on the common shares.

                        THE MARKET PRICE FOR THE COMMON
                            SHARES IS UNPREDICTABLE

     It is impossible to predict whether the market price of the common shares will rise or fall. Many factors influence the trading prices of the common shares. These factors include changes in our financial condition, results of operations and prospects and complex and interrelated political, economic, financial and other factors that can affect the capital markets generally, the stock exchanges on which the common shares are traded and the market segments of which we are a part.

    YOU MAY SUFFER DILUTION OF THE COMMON SHARES ISSUABLE UPON SETTLEMENT OF
                               PURCHASE CONTRACTS

     The number of common shares issuable upon settlement is subject to adjustment only for stock splits and combinations, stock dividends and certain other specified transactions. The number of common shares issuable upon settlement of each purchase contract is not subject to adjustment for other events, such as employee stock option grants, offerings of common shares for cash or in connection with acquisitions or certain other transactions, which may adversely affect the price of the common shares. The terms of the units do not restrict our ability to offer common shares in the future or to engage in other transactions that could dilute the common shares. We have no obligation to consider the interests of the holders of the units for any reason.

                   YOU HAVE NO RIGHTS AS COMMON SHAREHOLDERS

     Until you acquire common shares upon settlement of your purchase contract, you will have no rights with respect to the common shares, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on the common shares. Upon settlement of your purchase contract, you will be entitled to exercise the rights of a holder of common shares only as to actions for which the record date occurs after the settlement date.

                        YOUR NOTES WILL BE SUBORDINATED

     The obligations of JES under the notes will be unsecured and subordinate and rank junior in right of payment to all present and future senior indebtedness of JES. JES cannot make payments of principal of or interest on the notes if:

     - JES is in default under any payment obligation with respect to senior indebtedness beyond any applicable grace period,

     - JES is otherwise in default with respect to any senior indebtedness permitting the holders of the senior indebtedness to accelerate the maturity of the senior indebtedness, or

     - any judicial proceeding is pending with respect to any default with respect to senior indebtedness.

     Seagram's guarantees of the notes will be subordinated to present and future senior indebtedness of Seagram in the same manner.

     Neither the indenture nor the master unit agreement, which governs the terms of the units, places any limitation on the amount of additional secured or unsecured debt, including senior indebtedness, that may be incurred by Seagram or JES or any of their subsidiaries.

                            YOUR PLEDGED SECURITIES
                               WILL BE ENCUMBERED

     Although holders of units will be beneficial owners of the underlying pledged securities, those pledged securities will be pledged with the collateral agent to secure the obligations of the holders under the purchase contracts. Therefore, for so long as the purchase contracts remain in effect, holders will not be allowed to withdraw their pledged securities from this pledge arrangement except in the limited circumstances described in this prospectus.

                            WE WILL HAVE THE OPTION
                               TO DEFER PAYMENTS

     JES will have the right to defer interest payments on the notes at any time or from time to time. However, deferred payments will bear additional interest
at a rate per year equal to           % until           , 2002, and at the reset
rate thereafter (compounding quarterly) until paid.

     Seagram will have the right to defer the payment of contract fees on the purchase contracts at any time or from time to time. However, deferred payments of contract fees will bear additional contract fees at a rate per year equal to
          % (compounding quarterly) until paid. You will have no right to receive contract fees, including deferred contract fees, if the purchase contracts are terminated. The purchase contracts will terminate if Seagram experiences certain events of bankruptcy, insolvency, or reorganization.

     If we exercise our right to defer payments of interest or contract fees, the market price of the units is likely to decrease. In addition, the mere existence of the right to defer payments may cause the market price of the units to be more volatile than the market prices of other securities that are not subject to such deferrals.

     MASTER UNIT AGREEMENT NOT QUALIFIED UNDER TRUST INDENTURE ACT; LIMITED
                           OBLIGATIONS OF UNIT AGENT

     Although the notes included in the units will be issued pursuant to an indenture qualified under the Trust Indenture Act, the master unit agreement relating to the units will not be qualified under the Trust Indenture Act. The unit agent under the master unit agreement, who will act as the agent and the attorney-in-fact for the holders of the units, will not be qualified as a trustee under the Trust Indenture Act. Accordingly, holders of the units will not have the benefits of the protections of the Trust Indenture Act. Under the terms of the master unit agreement, the unit agent will have only limited obligations to the holders of the units.

                            YOU WILL HAVE OID INCOME

     For United States federal income tax purposes, the notes will be classified as contingent payment debt instruments. As a result, they will be considered to be issued with original issue discount or OID, which each holder will be required to include in income during the holder's period of ownership of the notes, subject to certain adjustments. Additionally, holders will be required to recognize ordinary income on all or a portion of any gain realized on a sale of notes or any gain attributable to notes on a sale of units before maturity.

                             DESCRIPTION OF SEAGRAM

     We operate in two global business segments: entertainment and spirits and wine. The entertainment segment produces and distributes recorded music and motion picture, television and home video products throughout the world. It also operates theme parks and retail stores. The spirits and wine segment produces and markets distilled spirits, wines, coolers, beers and mixers in more than 190 countries and territories.

ENTERTAINMENT

     Our entertainment business is conducted through two units:

- Universal Music Group which produces and distributes recorded music throughout the world in all major genres including Hip-Hop, R&B, rock, jazz, country and classical, and

- Universal Studios Group which consists of our filmed entertainment (including international television) and recreation and other businesses.

     Matsushita Electric Industrial Co., Ltd. has an approximate 8.1% ownership interest in the entities which own Universal Music Group and Universal Studios Group.

MUSIC ENTERTAINMENT

     Universal Music Group is the largest recorded music company in the world. Universal Music Group was formed in December 1998 when we completed the acquisition of PolyGram and includes the music business of both Universal and PolyGram.

     Universal Music Group develops, markets and sells recorded music through a network of subsidiaries, joint ventures and licensees in 59 countries around the world. Universal Music Group also manufactures, recorded music and manufactures, sells and distributes videos in the United States and internationally and publishes music.

     Universal Music Group's record companies create and market all genres of recorded music, principally on compact discs and cassettes. Universal Music Group's music appears on such labels as:

- MCA, Universal Records, MCA Nashville, Blue Thumb, Geffen, DGC, GRP, Impulse!, Rising Tide, DreamWorks Records and Interscope (50% owned) and its family of labels including Almo Sounds and Outpost Records;

- former PolyGram popular labels such as A&M, Def Jam (60% owned), Island, Mercury, Mercury Nashville, Verve, Motown and Polydor; and

- leading classical labels Decca Record Company, Deutsche Grammophon and
  Philips.

     Our subsidiaries and affiliates manufacture and distribute recorded music for all of the labels in the Universal Music Group, affiliated label ventures, and third party labels such as ZMM, Hollywood, Thump and others, and distribute video product for Universal Music Group and others. We administer the release, marketing and sale of recorded music in all major markets outside the United States. We also release soundtrack albums for motion pictures and licenses music for a wide variety of uses including recorded music, compilations, videocassettes, videodiscs, video games, radio, television and motion pictures.

     A music record company depends to a significant degree on its ability to sign and retain artists who will appeal to popular taste over a period of time. We believe that the scope and diversity of our popular music labels, repertoire and catalogs allows us to respond to shifts in audience tastes. The United States and the United Kingdom continue to be the source of approximately 60% of international popular repertoire. From time to time certain national acts, such as Andrea Bocelli from Italy, Aqua from Denmark, and Bjork from Iceland, appeal to a wider international market. If you include, however, the United States and the United Kingdom, sales of locally-signed artists in their home territories, still represent 70% of worldwide recorded music sales. Our leading local market position in almost every major region provides a critical competitive advantage in this growing segment.

     Artists who are currently, directly or through third parties, under contract with Universal Music Group for one or more important territories include:

Bryan Adams            Elton John
All Saints             Melissa Etheridge
Aqua                   Hanson
Erykah Badu            LL Cool J
Beastie Boys           Reba McEntire
Beck                   Metallica
The Bee Gees           Nine Inch Nails
Bjork                  Luciano Pavarotti
Mary J. Blige          Sting
Blues Traveller        Shania Twain
Andrea Bocelli         Texas
Bon Jovi               U2
Boyz II Men            Stevie Wonder
The Cranberries        Trisha Yearwood
Sheryl Crow

     We also own the largest catalog of recorded music in the world, with legendary performers from the United States, the United Kingdom and around the world, including:

ABBA                    Buddy Holly
Louis Armstrong         Bob Marley and the
Jimmy Buffet              Wailers
Patsy Cline             Nirvana
John Coltrane           2 Pac
Ella Fitzgerald         Diana Ross and the
Marvin Gaye               Supremes
Jimi Hendrix            Andrew Lloyd Webber
Billie Holliday         The Who

     Sales from this catalog account for approximately 25% of our total recorded music revenues each year.

     Top selling albums in 1998 were recorded by:

All Saints             Padre
Andrea Bocelli         Marcelo Rossi (Brazil)
Boyzone                Sheryl Crow
The Bee Gees           Terra Samba (Brazil)
DMX                    U2
Glay                   2 Pac
Jay-Z                  Rob Zombie
Lighthouse Family      Shania Twain
Method Man             Chumbawamba

     Universal Music Group had a total of 48 albums which each sold over one million units in 1998.

     We also own the Verve Group, including GRP and Impulse!, the world's leading jazz labels whose artists include:

Herbie Hancock         Diana Krall
Joe Henderson          Wayne Shorter
Charlie Haden          McCoy Tyner

     We estimate that the worldwide market for classical music represented approximately 4% in retail value of the total music market in 1998. Universal Music Group holds the leading position in the classical music market, accounting for approximately 40% of worldwide sales, through its ownership of three major classical label companies: Decca/London (based in the United Kingdom), Deutsche Grammophon (based in Germany), and the Philips Music Group (based in The Netherlands).

     Top selling classical albums in 1998 were:

Andrea Bocelli
John Tesh
Braveheart Soundtrack
RELATED ACTIVITIES

     MUSIC PUBLISHING. Music publishing involves the acquisition of rights to, and exploitation of, musical compositions (as compared with recordings). Principal sources of revenue are mechanical reproduction royalties from the reproduction of musical works on sound carriers and license fees from radio and television broadcasting and public performance of musical works.

     We enter into agreements with composers and authors of musical compositions for the purpose of exploiting the compositions through licensing for use in sound recordings, films, videos and by way of live performances and broadcasting. In addition, we license compositions for use in printed sheet music and song folios. We also license and acquire catalogues of musical compositions from third parties such as other music publishers and composers and authors who have retained or re-acquired rights.

     Our publishing catalog includes more than 660,000 titles that are owned or controlled by it, making Universal Music Group the world's third largest music publisher. Of these titles, approximately 35% are currently generating revenues. Writers represented include:

Jerome Kern            Glen Ballard
Leonard Bernstein      Members of the
Andrew Lloyd   Webber  Cranberries
Tim Rice               Bon Jovi
                       U2

     OTHER MUSIC RELATED ACTIVITIES. Universal Music Group is at the forefront of the development of music distribution through e-commerce and electronic delivery. Universal Music Group recently announced a long-term agreement with InterTrust Technologies Corporation for a digital rights management platform for e-commerce and electronic delivery, and is actively participating in the SDMI Forum, an extensive group of content, consumer electronics, hardware, software and internet companies who have joined to develop and define worldwide standards for the protection of music and other digitizeable intellectual property. In April 1999, Universal Music Group and BMG formed GetMusic.com, an on-line music alliance, to create internet sites to promote and sell music. GetMusic.com will have access to a combined database of 50 million customers worldwide, and will offer exclusive artist information, exclusive interviews, and the ability to chat on-line with artists and their fans.

FILMED ENTERTAINMENT

     Universal Studios' filmed entertainment business

     - produces and distributes films worldwide in the theatrical, home video and television markets;

     - produces and distributes television episodic and made for television programming in the international market;

     - operates and has ownership interests in a number of international channels including:

          The Sci-Fi Channel Europe
          USA Latin America and Brazil
          13th Street
          Action and suspense channels in
            France, Germany and Spain
            (launch date June 1999), and
          Studio Universal, a movie channel
            in Italy;

     - engages in the licensing of merchandising rights and film property publishing rights;

     - engages in certain other activities through its ownership of the joint venture and equity interests described below.

     Universal Studios produces feature length films for initial theatrical exhibition and television programming for international television markets. Major motion pictures produced by us over the past several years include Nutty Professor and Liar, Liar, and more recently such box office hits as Patch Adams with Robin Williams, Life starring Eddie Murphy and Martin Lawrence and The Mummy starring Brendan Fraser. Current upcoming important releases include Bowfinger starring Eddie Murphy and Steve Martin, Notting Hill with Julia Roberts and Hugh Grant, Mystery Men starring Ben Stiller and American Pie. In addition, we produce animated and live action children's and family programming for networks, basic cable and local television stations as well as home video.

     The arrangements under which we produce, distribute and own theatrical films, vary widely. Other parties may participate in varying degrees in revenues or other contractually defined amounts. We control worldwide distribution of our theatrical product, except where we act as a subdistributor in specified territories or contracts for specified territories or for specifically defined distribution rights.

     Generally, we distribute theatrical films in the theatrical, pay television and home video markets. Subsequently, we make theatrical films available for broadcast on basic cable distribution throughout the world. The theatrical license agreements with theater operators are on an individual picture basis, and rentals under these agreements are generally a percentage of the theater's receipts with, in some instances, a minimum guaranteed amount.

     We distribute our theatrical product in the United States and Canada to motion picture theaters. Theatrical distribution throughout the rest of the world is primarily conducted by United International Pictures, which is equally owned by Universal Studios, Metro-Goldwyn-Mayer Inc. and an affiliate of Viacom Inc. We distribute product to all forms of the television medium in the United States, Canada and other major international markets. Television distribution of our 24,000 episode library in the United States is handled by USANi LLC (approximately 50% owned by Universal) and throughout the rest of the world primarily by Universal Studios. Universal Studios distributes television product produced by USANi LLC and Universal Studios' own current library of television programming in international markets. We market videocassettes and digital videodiscs in the United States and internationally.

     At March 31, 1999, Universal Studios owned an effective 45% interest in USA Networks and an approximate 26% interest in Loews Cineplex Entertainment Corporation, which exhibits theatrical films principally in the United States and Canada, and a 49% interest in United Cinemas International Multiplex B.V., which operates motion picture theaters outside of the United States and Canada.

RECREATION AND OTHER

     Universal Studios owns and operates Universal Studios Hollywood, a theme park based on Universal Studios' filmed entertainment businesses and located at Universal City, California. Adjacent to Universal Studios Hollywood is Universal CityWalk, an integrated retail/entertainment zone which offers shopping, dining, cinemas and entertainment. Universal Studios CityWalk is currently being expanded from 300,000 to 400,000 square feet. We have a 50% interest in Universal City Florida Partners, a joint venture which owns Universal Studios Florida, a theme park on approximately 440 acres owned by the joint venture in Orlando, Florida. Universal City Development Partners, a partnership in which we have a 50% interest, is developing an additional theme park, Universal Studios Islands of Adventure, and Universal Studios CityWalk, a nighttime entertainment complex, on approximately 385 acres of land owned by the partnership and adjacent to Universal Studios Florida. Universal Studios Islands of Adventure's grand opening celebration is scheduled for May 28 through Memorial Day, May 31, 1999. Additionally, we have a 25% interest in a joint venture which is currently developing three hotels adjacent to the Orlando theme parks. The first hotel, The Portofino Bay Hotel, is scheduled to open in September 1999. The theme parks, Universal Studios CityWalk and hotels together comprise the newest Orlando multi-day entertainment resort, Universal Studios Escape. In 1998, we purchased Wet 'n Wild Orlando, the highest attended water park in the United States adjacent to Universal Studios Escape. Since October 1998, construction has been underway for Universal Studios Japan in Osaka, Universal Studios's first theme park venture outside the United States. Opening is scheduled for 2001. We also own a 37% interest in, and manage, Universal's Port Aventura, S.A., a theme park located on 2000 acres on the Mediterranean coast of Spain near Barcelona.

     In addition, we are involved in other businesses including the operation of retail gift stores and the development of entertainment software. We own Spencer Gifts which operates approximately 640 retail gift stores throughout North America through three groups of stores: the Spencer, DAPY and Glow gift shops. Spencer, DAPY and Glow sell novelties, electronics, accessories, books and trend driven products. Universal Studios also develops entertainment software including the Crash Bandicoot and Spyro game series and owns an approximate 26% interest (at March 31, 1999) in Interplay Entertainment, an entertainment software developer.

SPIRITS AND WINE

     Our spirits and wine business, directly and through affiliates and joint ventures in more than 40 countries and territories, produces, markets and distributes more than 225 brands of distilled spirits, more than 180 brands of wines, Champagnes, Ports and 225 brands of distilled spirits, more than 180 brands of wines, Champagnes, Ports and Sherries, and more than 48 brands of coolers, beers, mixers and other low-alcohol adult beverages, which are sold in over 190 countries and territories. Some of these products are sold worldwide and others only in the geographic area where they are produced. In addition to marketing our own brands, we also distribute distilled spirit, wine and beer brands owned by others.

     Some of our best-known brand names include:

     - Crown Royal and Seagram's V.O. Canadian whiskies

     - Seagram's 7 Crown blended whiskey

     - Four Roses Bourbon

     - Chivas Regal, Royal Salute and Passport Scotch Whiskies

     - The Glenlivet and Glen Grant single malt Scotch Whiskies

     - Martell Cognacs

     - Seagram's Extra Dry Gin

     - Captain Morgan and Myers's rums

     - Mumm and Perrier-Jouet Champagnes

     - Sterling Vineyards California Wines

We also distribute ABSOLUT VODKA, owned by V&S Vin & Sprit, in the United States and in most major international markets.

     We import into the United States fine wines, principally French wines and Champagnes, and produce and market premium California and other wines. Among the wines we produce and market are:

     - Mumm and Perrier-Jouet Champagnes

     - Sterling Vineyards California Wines

     - Tessera California Wines

     - Mumm Cuvee Napa California Sparkling Wine

     - Sandeman Ports and Sherries

     - Matheus Muller

     - Mumm German sekt

The Monterey Vineyard California wines and Barton & Guestier (B&G) French wines are produced for us.

     We also market low-alcohol and non-alcohol adult beverages. Seagram's Coolers are sold in a variety of fruit and mixed drink flavors. Its mixer line includes ginger ale, club soda, tonic water and seltzer. We are the exclusive U.S. importer of Grolsch Beer, owned by Royal Grolsch N.V., and of Steinlager Beer, owned by Lion Nathan Limited.

                                USE OF PROCEEDS

     JES estimates that the net proceeds to it from the units offering will be
approximately $     million. Seagram also plans to sell common shares in a
separate public offering. Assuming completion of the common share offering by Seagram, Seagram estimates that it will receive net proceeds of approximately
$     billion from that offering. The net proceeds of the offerings will be used:

     - to repay borrowings under our bank credit facilities of approximately
       $     million due June 14, 2001,

     - to repay commercial paper borrowings of approximately $          million
       with maturities ranging up to 350 days and
     - for general corporate purposes.
     The borrowings under the bank credit facilities were incurred in connection with the acquisition of PolyGram and bear interest at a floating rate (currently 5.625% per annum). The commercial paper bears interest at a floating rate (currently 5.5% per annum).

                          PRICE RANGE OF COMMON SHARES

     The common shares are traded on the New York Stock Exchange under the symbol "VO". The following table sets forth, for the periods indicated, the high and low sales prices reported by the New York Stock Exchange, and the dividends per common share.

                                                         SCL COMMON SHARES
                                                   -----------------------------
                                                    HIGH      LOW      DIVIDENDS
                                                   ------    ------    ---------
FISCAL 1997
  First Quarter..................................  $38.38    $30.88      0.150
  Second Quarter.................................  $41.88    $35.25      0.165
  Third Quarter..................................  $42.75    $38.00      0.165
  Fourth Quarter.................................  $41.88    $35.75      0.165
FISCAL 1998
  First Quarter..................................  $41.13    $33.94      0.165
  Second Quarter.................................  $37.63    $30.25      0.165
  Third Quarter..................................  $39.75    $31.44      0.165
  Fourth Quarter.................................  $46.69    $36.81      0.165
FISCAL 1999
  First Quarter..................................  $41.94    $28.69      0.165
  Second Quarter.................................  $38.38    $25.13      0.165
  Third Quarter..................................  $51.25    $37.81      0.165
  Fourth Quarter (through May 12, 1999)..........  $65.00    $49.81      0.165

                                 CAPITALIZATION

     The following table sets forth as of March 31, 1999 (1) the historical capitalization of Seagram, (2) the pro forma adjustments for this offering and the concurrent common share offering and (3) the capitalization of Seagram giving pro forma effect to the offerings and the application of the estimated net proceeds as described in "Use of Proceeds." The table should be read in conjunction with Seagram's financial statements, the notes thereto and the other financial data and statistical information included or incorporated by reference in this prospectus.

                                                            AS OF MARCH 31, 1999
                                                   --------------------------------------
                                                              PRO FORMA      PRO FORMA
                                                   ACTUAL    ADJUSTMENTS    AS ADJUSTED
                                                   -------   -----------   --------------
                                                        (MILLIONS OF DOLLARS, EXCEPT
                                                        SHARE AND PER SHARE AMOUNTS)
Net debt.........................................    8,450      (1,500)(a)      6,950
Minority interest................................    1,878                      1,878
Shareholder's equity.............................   12,057       1,500(a)      13,557
                                                   -------     -------        -------
Total capitalization.............................  $22,385          --        $22,385
                                                   =======                    =======

---------------
(a) Reflects issuance of $1 billion of      % adjustable conversion-rate equity
    security units and $1.5 billion of common shares, the net proceeds of which will be used to repay existing borrowings.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                               FIVE-MONTH
                                                               TRANSITION                             NINE MONTHS
                                          FISCAL YEARS ENDED     PERIOD       FISCAL       FISCAL        ENDED
                                             JANUARY 31,         ENDED      YEAR ENDED   YEAR ENDED    MARCH 31,
                                          ------------------    JUNE 30,     JUNE 30,     JUNE 30,    -----------
                                          1994   1995   1996      1996         1997         1998      1998   1999
                                          ----   ----   ----   ----------   ----------   ----------   ----   ----
SEAGRAM
Ratio of earnings to fixed charges......  1.93   1.69   1.73      1.21         3.21         5.10      5.88   (a)
Pro forma ratio of earnings to fixed
  charges...............................   --     --     --         --           --         2.28       --     (c)

JES
Ratio of earnings to fixed charges......  2.03   1.94   1.52       (b)         1.71         1.10      1.34   1.09

-------------------------

(a) Fixed charges exceeded earnings by $430 million for the nine month period ended March 31, 1999.

(b) Fixed charges exceeded earnings by $37 million for the transition period ended June 30, 1996.

(c) Pro forma fixed charges exceeded pro forma earnings by $124 million for the nine month period ended March 31, 1999.

     For these ratios, "earnings" was determined by adding "fixed charges" (excluding capitalized interest) and minority interest in net income to income from continuing operations after eliminating equity in undistributed earnings. "Fixed charges" consists of interest on all indebtedness (including capitalized interest), amortization of debt discount and expenses and an interest factor attributable to rentals.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     Seagram's selected historical consolidated financial data presented below as of June 30, 1998 1997 and for the fiscal years then ended were derived from the Seagram's historical consolidated financial statements and the notes thereto contained in Seagram's Annual Report on Form 10-K for the fiscal year ended June 30, 1998, as amended, which is incorporated herein by reference, and have been audited by PricewaterhouseCoopers LLP, independent accountants. In addition, Seagram's selected historical consolidated financial data presented below for the five month transition period ended June 30, 1996 and the fiscal years ended January 31, 1996 and 1994 were derived from Seagram's historical consolidated financial statements for the fiscal years ended January 31, 1995 and 1994, respectively, which have been audited by PricewaterhouseCoopers LLP. The data presented as of March 31, 1999 and 1998 and for the nine months ended March 31, 1999 and March 31, 1998 are derived from Seagram's unaudited consolidated financial statements contained in Seagram's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, which is incorporated herein by reference. As a result of Seagram's sale of Tropicana Products, Inc. and Seagram's global juice business, Seagram's Consolidated Financial Statements report the results of Tropicana as discontinued operations. The data presented below should be read in conjunction with Seagram's consolidated financial statements.

     Seagram's consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles which conform in all material respects to Canadian generally accepted accounting principles. Except as otherwise noted, figures are in millions of U.S. dollars.

                            THE SEAGRAM COMPANY LTD.
                       (US$ IN MILLIONS EXCEPT PER SHARE)
                                  (UNAUDITED)

                                                                       FIVE-
                                                                       MONTH
                                                                     TRANSITION                           UNAUDITED
                                           FISCAL YEARS ENDED          PERIOD       FISCAL YEARS      NINE MONTHS ENDED
                                               JANUARY 31,             ENDED       ENDED JUNE 30,         MARCH 31,
                                       ---------------------------    JUNE 30,    -----------------   -----------------
                                        1994      1995      1996        1996       1997      1998      1998      1999
                                       -------   -------   -------   ----------   -------   -------   -------   -------
INCOME STATEMENT DATA
Revenues.............................  $ 4,724   $ 4,994   $ 7,787    $ 4,112     $10,354   $ 9,474   $ 7,372   $ 8,789
Operating income.....................  $   622   $   614   $   435    $    93     $   719   $   553   $   538   $  (203)
Interest, net and other..............  $   275   $   317   $   195    $    99     $   147   $   228   $   183   $   301
Gain on sale of Time Warner shares...  $    --   $    --   $    --    $    --     $   154   $   926   $   433   $    --
Gain on USAi transaction.............  $    --   $    --   $    --    $    --     $    --   $   360   $   360   $    --
Equity earnings (losses) from
  unconsolidated companies...........  $    18   $    14   $    47    $    35     $    62   $   (45)  $   (40)  $   129
Income from continuing operations
  before the cumulative effect of
  accounting change..................  $   249   $   170   $   144    $    67     $   445   $   880   $   571   $  (330)
Income (loss) from discontinued
  Tropicana operations, after tax....       34        24        30         18          57        66        51        (3)
Gain on sale of discontinued
  Tropicana operations, after tax....       --        --        --         --          --        --        --     1,072
Discontinued DuPont activities, after
  tax................................       96       617     3,232         --          --        --        --        --
                                       -------   -------   -------    -------     -------   -------   -------   -------
Income before cumulative effect of
  accounting change..................      379       811     3,406         85         502       946       622       739
Cumulative effect of accounting
  change, after tax..................       --       (75)       --         --          --        --        --        --
                                       -------   -------   -------    -------     -------   -------   -------   -------
Net income...........................  $   379   $   736   $ 3,406    $    85     $   502   $   946   $   622   $   739
                                       =======   =======   =======    =======     =======   =======   =======   =======
FINANCIAL POSITION DATA
  (AT END OF PERIOD)
Current assets.......................  $ 3,532   $ 3,938   $ 6,194    $ 6,307     $ 6,131   $ 6,971   $ 7,001   $ 8,786
Common stock of DuPont...............    3,154     3,670       631        651       1,034     1,228     1,118       955
Common stock of Time Warner..........    1,769     2,043     2,356      2,228       1,291        --       847        --
Other noncurrent assets..............    1,754     1,773    10,230     10,328      10,257    12,246    11,696    25,958
Net assets of discontinued Tropicana
  operations.........................    1,220     1,270     1,549      1,693       1,734     1,734     1,672        --
                                       -------   -------   -------    -------     -------   -------   -------   -------
         Total assets................  $11,429   $12,694   $20,960    $21,207     $20,447   $22,179   $22,334   $35,699
                                       =======   =======   =======    =======     =======   =======   =======   =======
Current liabilities..................  $ 2,776   $ 3,865   $ 3,557    $ 4,383     $ 3,087   $ 4,709   $ 5,092   $ 8,796
Long term indebtedness...............  $ 3,051   $ 2,838   $ 2,889    $ 2,562     $ 2,478   $ 2,225   $ 2,152   $ 7,073
Total liabilities....................  $ 6,428   $ 7,174   $ 9,788    $10,163     $ 9,174   $10,948   $11,210   $21,764
Minority interest....................       --        11     1,844      1,839       1,851     1,915     1,902     1,878
Shareholders' equity.................    5,001     5,509     9,328      9,205       9,422     9,316     9,222    12,057
                                       -------   -------   -------    -------     -------   -------   -------   -------
         Total liabilities and
           shareholders' equity......  $11,429   $12,694   $20,960    $21,207     $20,447   $22,179   $22,334   $35,699
                                       =======   =======   =======    =======     =======   =======   =======   =======
CASH FLOW DATA
  Cash flow from operating
    activities.......................  $   370   $   370   $   222    $   315     $   664   $  (241)  $    18   $   387
  Capital expenditures...............  $  (118)  $  (124)  $  (349)   $  (245)    $  (393)  $  (410)  $  (257)  $  (314)
  Other investing activities, net....  $(1,556)  $  (341)  $ 2,260    $  (346)    $ 2,101   $ 1,109   $   596   $(5,356)
  Dividends paid.....................  $  (209)  $  (216)  $  (224)   $  (112)    $  (239)  $  (231)  $  (173)  $  (181)

   DISCUSSION AND ANALYSIS OF SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                     AND SUPPLEMENTAL FINANCIAL INFORMATION

     The discussion and analysis which follows is derived from the management's discussion and analysis of financial condition and results of operations included in our Form 10-Q for the fiscal quarter ended March 31, 1999, which is incorporated herein by reference. The discussion presented below should be read in conjunction with the Form 10-Q.

RESULTS OF OPERATIONS

     This discussion includes revenues and operating income for the three lines of business within the entertainment segment: music, filmed entertainment and recreation and other. This discussion also includes information about our share of the results of investments in companies which are not consolidated with the results of Seagram. Investments in these companies are reported as "Equity earnings from unconsolidated companies". We believe this information will help you to better understand Seagram's business results.

     This information also includes earnings before interest, taxes, depreciation and amortization from consolidated companies, referred to as "EBITDA." Because of the significant goodwill associated with our acquisitions, we believe EBITDA is an appropriate measure of operating performance. However, you should note that EBITDA is not a substitute for operating income, net income, cash flows and other measures of financial performance as defined by U.S. generally accepted accounting principals.

     Seagram acquired PolyGram on December 10, 1998. The results for the nine months ended March 31, 1999 include the PolyGram results from the date of acquisition. The discussion also includes pro forma financial information which shows the effect of the PolyGram acquisition and the USA transactions as if they had occurred at July 1, 1997. The USA transactions are:

     - the acquisition on October 21, 1997 of an incremental 50% interest in the USA Networks partnership for $1.7 billion,

     - the sale on February 12, 1998 of a 50% interest in USA Networks to USA Networks, Inc., and

     - the contribution of the remaining 50% in USA Networks, the majority of the televisions assets of Universal Studios, Inc. and 50% of the international operations of USA Networks to USANi LLC.

In exchange for the contribution, Universal Studios, Inc. received a 10.7% interest in USAi and a 45.8% exchangeable interest in USANi LLC.

                            THE SEAGRAM COMPANY LTD.
                       (US$ IN MILLIONS EXCEPT PER SHARE)
                                  (UNAUDITED)

                                                                    ACTUAL               PROFORMA
                                                              NINE MONTHS ENDED     NINE MONTHS ENDED
                                                                  MARCH 31,             MARCH 31,
                                                              ------------------    ------------------
                                                               1998       1999       1998       1999
                                                              -------    -------    -------    -------
Revenues
  Entertainment
     Music..................................................  $ 1,096    $ 2,409    $ 4,661    $ 4,994
     Filmed Entertainment...................................    2,333      2,141      2,739      2,588
     Recreation & Other.....................................      544        618        544        618
                                                              -------    -------    -------    -------
  Entertainment.............................................    3,973      5,168      7,944      8,200
  Spirits & Wine............................................    3,399      3,621      3,399      3,621
                                                              -------    -------    -------    -------
Total Revenues..............................................  $ 7,372    $ 8,789    $11,343    $11,821
                                                              =======    =======    =======    =======
Operating Income (Loss)
  Entertainment
     Music..................................................  $   (23)   $   (80)   $   (32)   $   121
     Filmed Entertainment...................................      217       (119)        71       (194)
     Recreation & Other.....................................       29         31         29         31
                                                              -------    -------    -------    -------
  Entertainment.............................................      223       (168)        68        (42)
  Spirits & Wine............................................      374        438        374        438
  Restructuring Charge -- Entertainment.....................       --       (405)        --         --
  Corporate.................................................      (59)       (68)       (59)       (68)
                                                              -------    -------    -------    -------
Total Operating Income (Loss)...............................      538       (203)       383        328
Interest, Net & Other.......................................      183        301        457        526
Gain on sale of Time Warner shares..........................      433         --        433         --
Gain on USAi Transaction....................................      360         --        360         --
Provision (benefit) for Income Taxes........................      489        (18)       399         76
Minority Interest...........................................       48        (27)        22          3
Equity Earnings (Losses) from Unconsolidated Companies......      (40)       129          4        122
                                                              -------    -------    -------    -------
NET INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS............  $   571    $  (330)   $   302    $  (155)
                                                                                    =======    =======
Income (loss) from Discontinued Operations..................       51         (3)
Gain on Sale of Discontinued Operations.....................       --      1,072
                                                              -------    -------
NET INCOME..................................................  $   622    $   739
                                                              =======    =======
EARNINGS PER SHARE -- Basic
  Income (loss) from Continuing Operations..................  $  1.63    $ (0.90)   $  0.76    $ (0.39)
  Income (loss) from Discontinued Operations................     0.14      (0.01)
  Gain on sale of Discontinued Operations...................       --       2.91
                                                              -------    -------
                                                              $  1.77    $  2.00
                                                              =======    =======
EARNINGS PER SHARE -- Diluted
  Income (loss) from Continuing Operations..................  $  1.62    $ (0.90)   $  0.75    $ (0.39)
  Income (loss) from Discontinued Operations................     0.14      (0.01)
  Gain on sale of Discontinued Operations...................       --       2.91
                                                              -------    -------
                                                              $  1.76    $  2.00
                                                              =======    =======
Net cash provided by operating activities...................  $    18    $   387
Net cash provided by (used for) investing activities........  $   339    $(5,670)
Net cash provided by financing activities...................  $   471    $ 5,082

                       SUPPLEMENTAL FINANCIAL INFORMATION
                           ACTUAL REVENUES AND EBITDA
                               (US$ IN MILLIONS)
                                  (UNAUDITED)

                                                             REVENUES                    EBITDA
                                                        -------------------        ------------------
                                                         NINE MONTHS ENDED         NINE MONTHS ENDED
                                                             MARCH 31,                 MARCH 31,
                                                        -------------------        ------------------
                                                         1998        1999           1998        1999
                                                        ------      -------        ------      ------
Entertainment
  Music
     Consolidated Companies...........................  $1,096      $ 2,409        $   72      $  208
     Unconsolidated Companies.........................      56           49             5           4
                                                        ------      -------        ------      ------
     Total............................................   1,152        2,458            77         212
  Filmed Entertainment
     Consolidated Companies...........................   2,333        2,141           293         (67)
     Unconsolidated Companies.........................     775        1,287            93         278
                                                        ------      -------        ------      ------
     Total............................................   3,108        3,428           386         211
  Recreation & Other
     Consolidated Companies...........................     544          618            83          92
     Unconsolidated Companies.........................     217          192            41          62
                                                        ------      -------        ------      ------
     Total............................................     761          810           124         154
  Entertainment
     Consolidated Companies...........................   3,973        5,168           448         233
     Unconsolidated Companies.........................   1,048        1,528           139         344
                                                        ------      -------        ------      ------
     Total Entertainment..............................   5,021        6,696           587         577
                                                        ------      -------        ------      ------
Spirits & Wine
     Consolidated Companies...........................   3,399        3,621           525         536
     Unconsolidated Companies.........................     175          115             2           5
     Charge for Asia..................................                                (60)         --
                                                        ------      -------        ------      ------
     Total Spirits & Wine.............................   3,574        3,736           467         541
                                                        ------      -------        ------      ------
Total Company
     Consolidated Companies...........................   7,372        8,789           973         769
     Unconsolidated Companies.........................   1,223        1,643           141         349
     Charge for Asia..................................                                (60)         --
                                                        ------      -------        ------      ------
     Total............................................  $8,595      $10,432        $1,054      $1,118
Unconsolidated Companies Adjustment...................                               (141)       (349)
Depreciation Expense..................................                               (174)       (212)
Amortization of Intangibles & Step-Up of Assets.......                               (147)       (294)
Restructuring Charge -- Entertainment.................                                 --        (405)
Corporate Expenses....................................                                (54)        (61)
                                                                                   ------      ------
Operating Income (Loss)...............................                             $  538      $ (203)
                                                                                   ======      ======

                       SUPPLEMENTAL FINANCIAL INFORMATION
                         PRO FORMA REVENUES AND EBITDA
                               (US$ IN MILLIONS)
                                  (UNAUDITED)

                                                              REVENUES                       EBITDA
                                                     --------------------------    --------------------------
                                                         NINE MONTHS ENDED             NINE MONTHS ENDED
                                                             MARCH 31,                     MARCH 31,
                                                     --------------------------    --------------------------
                                                        1998           1999           1998           1999
                                                     -----------    -----------    -----------    -----------
Entertainment
  Music
     Consolidated Companies........................    $ 4,661        $ 4,994        $  593         $  722
     Unconsolidated Companies......................         56             49             5              4
                                                       -------        -------        ------         ------
     Total.........................................      4,717          5,043           598            726
  Filmed Entertainment
     Consolidated Companies........................      2,739          2,588           133           (131)
     Unconsolidated Companies......................      1,134          1,287           199            278
                                                       -------        -------        ------         ------
     Total.........................................      3,873          3,875           332            147
  Recreation & Other
     Consolidated Companies........................        544            618            83             92
     Unconsolidated Companies......................        217            192            41             62
                                                       -------        -------        ------         ------
     Total.........................................        761            810           124            154
  Entertainment
     Consolidated Companies........................      7,944          8,200           809            683
     Unconsolidated Companies......................      1,407          1,528           245            344
                                                       -------        -------        ------         ------
     Total Entertainment...........................      9,351          9,728         1,054          1,027
                                                       -------        -------        ------         ------
  Spirits & Wine
     Consolidated Companies........................      3,399          3,621           525            536
     Unconsolidated Companies......................        175            115             2              5
     Charge for Asia...............................                                     (60)            --
                                                       -------        -------        ------         ------
     Total Spirits & Wine..........................      3,574          3,736           467            541
                                                       -------        -------        ------         ------
  Total Company
     Consolidated Companies........................     11,343         11,821         1,334          1,219
     Unconsolidated Companies......................      1,582          1,643           247            349
     Charge for Asia...............................         --             --           (60)            --
                                                       -------        -------        ------         ------
     Total.........................................    $12,925        $13,464         1,521          1,568
Unconsolidated Companies Adjustment............................................        (247)          (349)
Depreciation Expense...........................................................        (228)          (238)
Amortization of Goodwill & Step-Up of Assets...................................        (609)          (592)
Corporate Expenses.............................................................         (54)           (61)
                                                                                     ------         ------
Operating Income...............................................................      $  383         $  328
                                                                                     ======         ======

     Revenues increased 19 percent in the nine months ended March 31, 1999 compared to the same period in 1998. This was primarily due to the PolyGram acquisition and improved spirits and wine results. The nine month results include a $405 million pre-tax restructuring charge for the integration of PolyGram into the existing music and film operations. Operating income of $538 million in the nine months of the prior year also included a $60 million charge for Asia Pacific spirits and wine operations. Excluding those charges, operating income declined 66 percent in the nine month period. The decrease reflects the higher amortization and depreciation expense associated with the PolyGram acquisition. Disappointing box office release of several motion pictures also contributed to the decline.

     For the nine months ended March 31, 1999, EBITDA from consolidated and unconsolidated companies increased six percent to $1,118 million on total revenues of $10.4 billion. Excluding the $60 million charge for Asia Pacific spirits and wine operations from last year's results, EBITDA from consolidated and unconsolidated companies was flat for the nine months ended March 31, 1999.

     On a pro forma basis for consolidated companies, revenues increased 4 percent in the nine months ended March 31, 1999 to $11.8 billion. Operating income was $328 million for the nine months ended March 31, 1999 compared with $383 million for the same period in 1998. Excluding the $60 million charge for Asia Pacific spirits and wine operations in the prior year, pro forma operating income was down 26 percent for the nine months. For the nine months, pro forma EBITDA decreased 4 percent. Excluding the $60 million charge for Asia Pacific spirits and wine operations in the prior year, pro forma EBITDA declined 9 percent. The decline in pro forma operating income and EBITDA in the nine month period is primarily due to the poor performance of the filmed entertainment business, which more than offset improvements in all other businesses.

RESTRUCTURING CHARGE

     Seagram recorded a restructuring charge in the second quarter of $405 million. This charge relates to our efforts to streamline entertainment operations after the acquisition of PolyGram. The charge related entirely to Seagram's global music and film production, financial, marketing and distribution operations. It included:

     - severance,

     - rationalization of facilities and labels,

     - termination of artists and distribution contracts, and

     - costs related to exiting film production arrangements and properties in development.

     Music operations account for the majority of the charge. We exclude this restructuring charge when discussing EBITDA and pro forma results.

     The components of the $405 million charge are:

     - $126 million for severance and other employee related costs,

     - $128 million for facility and label rationalization,

     - $151 million of contract termination and other costs.

     The severance and other employee-related costs provide for a reduction of approximately 1,200 employees worldwide. This reduction is due to facility closures, elimination of duplicate positions and streamlining of operations in order to obtain cost reductions. The facility rationalization costs provide for domestic and international lease terminations and the write-off of the net book value of furniture, fixtures and equipment and leasehold improvements for vacated properties. The costs of contract terminations are comprised primarily of:

     - artists' contracts,

     - distribution contracts,

     - story property commitments, and

     - term deals.

     The cash element of the charge is approximately $318 million. The noncash element of the charge is approximately $87 million. As of March 31, 1999, cash payments of approximately $47 million have been made against the charge. As of that date, approximately $11 million of non-cash elements were used. We anticipate these activities will be substantially completed by December 31, 1999.

ENTERTAINMENT

     The entertainment segment contributed $5.2 billion to revenues in the nine months ended March 31, 1999, an increase of 30 percent compared to the same period in 1998. The increase was primarily due to the acquisition of PolyGram, partially offset by lower filmed entertainment revenues. There was an operating loss of $168 million for the nine months ended March 31, 1999 versus income of $223 million for the same period in 1998. The decline in operating income was primarily due to increased amortization and depreciation expense from the PolyGram acquisition and disappointing motion picture results.

     The prior year consolidated results include USA Networks from October 21, 1997 until February 12, 1998, during which time our interest was 100 percent. In the current year, following the USA Transactions, our interest is approximately 50 percent of USANi LLC. The results of USANi LLC are included in equity earnings in unconsolidated companies. Equity in earnings from unconsolidated companies increased to $129 million in the nine months ended March 31, 1999 versus losses last year of $37 million. The increase in equity earnings reflects the improved operating results in the businesses of USANi LLC and the impact of the USA Transactions. In addition, we benefited from improved operating results at Loews Cineplex Entertainment Corporation ("Loews Cineplex") in the nine month period ended March 31, 1999 compared to Cineplex Odeon Corporation (owned in the prior year).

     On a pro forma basis, revenues increased three percent in the nine months ended March 31, 1999 to $8.2 billion. There was an operating loss of $42 million for the nine months ended March 31, 1999 versus income of $68 million in the same period in 1998.

MUSIC

Consolidated Operations

     Actual revenues more than doubled in the nine month period ended March 31, 1999. There was an operating loss of $80 million for the nine month period, compared to a loss of $23 million for the same period in 1998. EBITDA almost tripled in the nine month period ended March 31, 1999 compared to the prior year. The significant increases in revenues and EBITDA are largely due to the PolyGram acquisition. The decline in operating income is primarily due to higher amortization and depreciation expenses from the PolyGram acquisition.

     On a pro forma basis, revenues increased seven percent in the nine months ended March 31, 1999. This increase was due to improved sales of higher priced units. Pro forma operating income was $121 million for the nine months ended March 31, 1999 compared to a loss of $32 million for the same period in 1998. Pro forma EBITDA increased 22 percent in the nine months ended March 31, 1999 compared to the same period in 1998. These improvements are due to Seagram's progress in integrating PolyGram and Universal Music and eliminating costs.

Unconsolidated Operations

     The equity in earnings from unconsolidated companies was income of $4 million for the nine months ended March 31, 1999, was unchanged compared to the same period in 1998. Unconsolidated companies include Universal Concerts Canada and Universal/PACE Amphitheaters Group, L.P. Both companies are concert joint ventures and are not material to Universal Music Group.

FILMED ENTERTAINMENT

Consolidated Operations

     Filmed Entertainment revenues declined 8 percent in the nine month period ended March 31, 1999 compared to the same period in 1998. Operating income decreased on a nine-month basis from income of $217 million in the prior year to a loss of $119 million in the current year. The prior year nine-month results included operating income of $76 million for USA Networks from October 21, 1997 until February 12, 1998. In the current year the contribution of USANi LLC is included in equity from unconsolidated companies and not in consolidated operations. The Motion Picture Group results declined because of the disappointing box office performance of current year releases such as Virus, edTV, Meet Joe Black and Babe: Pig in the City. Also, comparisons with last year's results are difficult since those results benefited from the carryover of The Lost World: Jurassic Park and Liar, Liar. International Television and Library results declined year-on-year due to start-up costs relating to the new international channels and lower television library sales. On a nine-month basis, EBITDA from consolidated companies declined from $293 million in the prior year to a loss of $67 million in the current year. The prior year results included $97 million of EBITDA related to USA Networks, which was consolidated from October 21, 1997 until February 12, 1998. There is no contribution from USA Networks in consolidated EBITDA in the current year.

     On a pro forma basis, Filmed Entertainment includes the results of PolyGram Filmed Entertainment in the motion picture group and the prior year results reflect the USA Transactions as though they had both occurred at July 1, 1997. On a pro forma basis, revenues declined six percent in the nine month period ended March 31, 1999 to $2.6 billion. EBITDA was a loss of $131 million for the nine months ended March 31, 1999 compared to income of $133 million in the prior year. Operating income on a nine-month basis decreased from income of $71 million in the prior year to a loss of $194 million in the current year.

     The poor response to edTV materially diminished Filmed Entertainment's outlook for the year. However, with the success of Life and a promising slate for the remainder of this calendar year -- including The Mummy, Notting Hill and American Pie -- the Motion Picture Group expects to improve its box office performance. Even though we expect to improve box office results, we anticipate a loss in the fourth quarter in line with the loss for the third quarter, and it will be several quarters before our film business returns to profitability.

Unconsolidated Operations

     The equity in earnings from unconsolidated companies increased from a loss of $26 million for the nine month period in the prior year to income of $127 million in the current year. Revenues from unconsolidated companies increased 66 percent over the prior nine months. EBITDA tripled in the nine month period. The significant improvement is due primarily to improved operating results in the businesses of USANi LLC. It is also due to the impact of including USANi's results in equity in earnings from unconsolidated companies for all of the current year. In the prior year, Seagram owned 100 percent of USA Networks for the period from October 21, 1997 to February 12, 1998. During that period, the results were included in consolidated oper-ations, not in equity in earnings from unconsolidated companies. In addition, Seagram benefited from improved operating results at Loews Cineplex in the nine-month period compared to Cineplex Odeon Corporation (owned in the prior year). In addition to USANi LLC and Loews Cineplex, the unconsolidated companies principally include United Cinemas International Multiplex B.V., Cinema International Corporation N.V., Cinema International B.V. and Brillstein Grey Entertainment.

RECREATION AND OTHER

Consolidated Operations

     Revenues for recreation and other increased 14 percent in the nine month period ended March 31, 1999. Operating income increased seven percent to $31 million on a nine-month basis. EBITDA increased 11 percent in the nine month period. These increases reflects the success of the Crash Bandicoot and Spyro video games and improved sales by Spencer Gifts. This was partially offset by the weakness of Universal Studios Hollywood. Attendance at the theme park in Hollywood declined 10 percent for the nine months ended March 31, 1999, largely due to the impact of the Asian economic and currency crisis on tourism. There was essentially no change in per capita spending at the park year-on-year.

Unconsolidated Operations

     In the nine months ended March 31, 1999, the equity in earnings from unconsolidated companies improved from a loss of $15 million in the prior year to a loss of $2 million in the current year. Revenues from unconsolidated companies decreased 12 percent while EBITDA increased 51 percent. The improvement in the nine month results is largely due to a gain recognized by Sega GameWorks L.L.C., on the sale of its game sales operation to Sega in the first quarter. In addition to Sega GameWorks, the unconsolidated companies include Universal Studios Florida, Port Aventura, Interplay Entertainment Corp as well as other smaller Investments. At Universal Studios Florida, paid attendance declined one percent year-to-date, while per capita spending increased one percent year-to-date, principally driven by a higher admission price.

SPIRITS AND WINE

Consolidated Operations

     Revenues increased seven percent in the nine months while operating income increased 17 percent in the nine months. Operating income in the prior year included a $60 million charge related to operations in Asia. Excluding the impact of this charge, operating income increased one percent for the nine months.

     Asia Pacific's revenues increased 65 percent for the nine months and operating income increased 33 percent, as the region continues to recover from the difficult economic conditions experienced there after the first quarter last year. Revenues in North America were five percent higher for the nine months. Operating income in North America was six percent higher for the nine months. These improvements reflect higher volumes and pricing, partially offset by increased marketing investment. Europe's revenues increased five percent in the nine months while operating income increased two percent in the nine months. In Latin America, the nine months revenues declined two percent and operating income decreased 10 percent. These declines are due to the difficult economic conditions in the region, particularly in Brazil.

     In the nine months ended March 31, 1999, cost of goods sold as a percentage of revenues increased to 53.2 percent from 52.1 percent the prior year. Selling, general and administrative expenses as a percentage of revenues decreased to
34.2 percent from 35.4 percent due to slight reductions in both brand spending and overhead expenses coupled with improved revenues. Total brand spending declined one percent at constant exchange rates in the nine-month period. Brand equity spending increased three percent for the nine months at constant exchange rates.

     Spirits and wine case volumes, including unconsolidated companies, increased two percent in the nine months.

     EBITDA from consolidated companies increased 15 percent in the nine months. Excluding the impact of the $60 million charge for Asia Pacific from the prior year results, EBITDA would have increased two percent in the nine months.

Unconsolidated Operations

     The equity in earnings of unconsolidated companies was breakeven in the nine months compared to a loss of $3 million in the prior year period. Revenues from unconsolidated companies declined by 34 percent in the nine months. EBITDA more than doubled in the nine months. The year-on-year variances are primarily due to changes in the entities that are included in unconsolidated companies. In the current year they are Kirin-Seagram Limited in Japan and Seagram (Thailand) Limited. In the nine months ended March 31, 1998 they also included Doosan Seagram Co., Ltd. in Korea. As a result of an additional investment in Doosan Seagram Co., Ltd. at the end of June 1998, that affiliate's results are now consolidated.

CORPORATE EXPENSES AND INTEREST, NET AND OTHER

     Corporate expenses were $68 million in the current year nine months as compared to $59 million in the prior year. The year-on-year variance is primarily due to increased costs associated with certain stock-based compensation resulting from the change in the market value of Seagram's shares during the period. Interest, net and other was $301 million in the current nine months and $183 million in the prior year nine months. The increase reflects the funding of the PolyGram acquisition.

Net Income/(Loss)

     In the nine months, which includes the $1.1 billion after-tax gain on the sale of Tropicana, net income was $739 million or $2.00 per basic share and per diluted share. In the nine months, net income from continuing operations was a loss of $86 million or $0.23 per share, compared with income of $153 million or $0.44 per share in the prior year. Income from continuing operations excludes:

     - the entertainment restructuring charge,

     - the prior year charge for Asia Pacific spirits and wine operations,

     - the gains on the sale of Time Warner shares and USAi transaction, and

     - discontinued Tropicana operations.

The net income decline primarily reflects the operating income shortfall and higher interest expense associated with funding the PolyGram acquisition, which are partially offset by high equity earnings from unconsolidated companies.

                DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

     This prospectus contains or incorporates by reference statements which constitute "forward-looking statements," in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance, both before and after the consummation of the offerings. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

                              ACCOUNTING TREATMENT

     The purchase contracts are forward transactions in the common shares. Upon
settlement of a purchase contract, Seagram will receive $     per purchase
contract and will issue the requisite number of common shares. The amount received by Seagram will be credited to shares without par value within shareholders' equity.

     Prior to the issuance of common shares upon settlement of the purchase contracts, it is anticipated that the units will be reflected in Seagram's earnings per share calculations using the treasury stock method. Under this method, the number of common shares used in calculating earnings per share is deemed to be increased by the excess, if any, of the number of shares issuable upon settlement of the purchase contracts over the number of shares that could be purchased by Seagram in the market (at the average market price during the period) using the proceeds receivable upon settlement. Consequently, it is anticipated there will be no dilutive effect on our earnings per share except during periods when the average market price of common shares is above the
$     .

                              DESCRIPTION OF UNITS

     The summaries of documents described below are not necessarily complete. Copies of those documents are on file with the SEC as part of our registration
statement. See "Where You Can Find More Information" on page      for
information on how to obtain copies. Because this section is a summary, it does not describe every aspect of the units. This summary is subject to and qualified in its entirety by reference to all the provisions of each of the underlying agreements.

     Each unit will have a stated amount of $     . Each unit will initially
consist of:

     (1) a purchase contract under which

     - the holder will purchase from Seagram on the stock purchase date of
                    , 2002, for cash in an amount equal to the stated amount,
       between 0.     of a share and one common share of Seagram (depending on
       the average trading price of the common shares on the stock purchase date, as described below), and

     - Seagram will pay the holders of units contract fees at the contract fee
       rate of 0.     % of the stated amount per year as described below

     (2) a note of JES, guaranteed on a subordinated basis by Seagram,

     - having a principal amount equal to the stated amount,

     - bearing interest at a rate of      % until              , 2002, and at
       the reset rate thereafter, and

     - maturing on              , 2004.

As long as a purchase contract remains in effect, the purchase contract and the related note cannot be separated and you may transfer them only as an integrated unit, except in limited circumstances.

     Between the date of issuance of the units and the stock purchase date, you will therefore be entitled to receive cash payments, contract fees and interest
totalling      % of the stated amount per year, payable in arrears on
               ,                ,                and                of each year
(unless deferred as described herein). If you do not provide cash or treasury securities as substitute collateral to settle the underlying purchase contract, in the manner described below in this prospectus, the proceeds from the notes will be applied on the stock purchase date to the purchase of common shares pursuant to the purchase contract.

     You will pledge the notes underlying a unit to the collateral agent to secure your obligations to Seagram.

     Each holder, by accepting the units, will be deemed to have

     - irrevocably agreed to be bound by the terms of the master unit agreement, pledge agreement, and the purchase contracts for so long as holder remains a holder of such units, and

     - appointed the unit agent under the master unit agreement as the holder's agent to enter into and perform the purchase contracts on behalf of the holder.

                             FORMATION OF THE UNITS

     At the closing of the offering of the units, the underwriters will (1) enter into purchase contracts with Seagram and (2) purchase notes from JES for cash. The underwriters will fund that cash payment by the sale of the units to the initial investors. The notes will then be pledged to the collateral agent to secure the obligations owed to Seagram under the purchase contracts. The rights to purchase common shares under a purchase contract, together with the notes or other pledged securities, subject to the obligations owed to Seagram under such purchase contract, and the pledge arrangements securing the foregoing obligations, are collectively referred to in this prospectus as a "unit".

     Seagram will enter into

- a master unit agreement with The Bank of New York, as unit agent, governing the appointment of the unit agent as the agent and attorney-in-fact for the holders of the units, the purchase contracts, the transfer, exchange or replacement of certificates representing the units and certain other matters relating to the units and

- a pledge agreement between Seagram and the collateral agent creating a pledge and security interest for the benefit of Seagram to secure the obligations of holders of units under the purchase contracts.

                     DESCRIPTION OF THE PURCHASE CONTRACTS

     Each purchase contract underlying a unit will require the holder of that unit to purchase, and Seagram to sell, on the stock purchase date, for cash in
an amount equal to $       , a number of common shares equal to the settlement
rate. The settlement rate will be calculated as follows (subject to adjustment as described below under "-- Anti-Dilution Adjustments"):

     (a) if the average trading price is greater than or equal to the price of
         $     (that is,   % higher than the stated amount), the settlement rate
         will be 0.     ;

     (b) if the average trading price is between the threshold appreciation price and the stated amount, the settlement rate will equal the stated amount divided by the average trading price (that is, the settlement rate will be calculated so that the average trading price of the common stock purchasable under each purchase contract would equal the stated amount payable therefor, rounded to the nearest 1/10,000th of share); and

     (c) if the average trading price is less than or equal to the stated amount, the settlement rate will be one.

     "average trading price" means the average of the closing prices per common share on each of the twenty consecutive trading days ending on the last trading day before the stock purchase date.

     "closing price" of a common share on any date of determination means the closing sale price (or, if no closing price is reported, the last reported sale price) of the common shares on the NYSE on such date, or if the common shares are not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States securities exchange on which the common shares are so listed, or if the common shares are not so listed on a United States national or regional securities exchange, as reported by The Nasdaq Stock Market, or if the common shares are not so reported, the last quoted bid price of the common shares in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if such bid price is not available, the market value of the common shares on such date as determined by a nationally recognized investment banking firm retained for this purpose by Seagram.

     "trading day" means a day on which the common shares (1) are not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (2) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the common shares.

     Seagram will not issue any fractional shares pursuant to the purchase contracts. In lieu of a fraction of a share otherwise issuable in respect of purchase contracts being settled by a holder of units, the holder will be entitled to receive an amount of cash equal to such fraction times the average closing price.

     Cash payments on the units will accrue at a rate per year that is greater than the current dividend yield on the common shares. However, since the number of common shares issuable upon settlement of each purchase contract may decline
by up to approximately    % as the average closing price increases, the
opportunity for equity appreciation afforded by an investment in the units is less than that afforded by a direct investment in the common shares.

     Prior to the stock purchase date, the common shares purchasable on settlement of purchase contracts will not be deemed to be outstanding for any purpose and you will not have any voting rights, rights to dividends or other distributions or other rights or privileges of a shareholder of Seagram by virtue of holding units.

SETTLEMENT

  Remarketing

     Unless a holder delivers the treasury consideration as described below or cash in early settlement of the purchase contracts, the notes will be remarketed on the remarketing date which will be the third business day preceding the last quarterly payment date before the stock purchase date. Seagram will enter into a remarketing agreement with a nationally recognized investment banking firm, pursuant to which that firm will agree to use its commercially reasonable best efforts to remarket the notes on the remarketing date at a price equal to 100.25% of the value of the treasury consideration. The remarketing agent will retain 0.25% of the proceeds as a remarketing fee.

     The "treasury consideration" in respect of any notes will consist of treasury securities in an amount sufficient to:

     - generate for the quarterly payment date falling on the stock purchase date, an amount of cash equal to the aggregate interest that is scheduled to be payable on those notes being remarketed on that quarterly payment date, assuming for this purpose, even if not true, that (a) no interest payment will then have been deferred and (b) the interest rate on the notes remains at the initial rate;

     - an amount of cash equal to the stated amount of the units which include those notes; and

     - if JES is then deferring interest payments, an amount equal to the aggregate unpaid interest payments on those notes being remarketed
       accrued to              , 2002.

     The remarketing agent will use the proceeds from a successful remarketing to purchase the treasury consideration which it will deliver to the collateral
agent by noon, New York City time, on              , 2002.

     A holder of units may elect not to participate in the remarketing and retain the notes underlying those units by delivering the treasury consideration for those notes to the collateral agent not later than 10:00 a.m. on the fourth business day prior to the remarketing date.

     On the stock purchase date the unit agent will apply the proceeds of the treasury consideration to pay the purchase price under the purchase contract.

     If the remarketing agent cannot remarket the notes, a "failed remarketing" will occur prior to the stock purchase date, and Seagram will be entitled to exercise its rights as a secured party on the stock purchase date and, subject to applicable law, retain the notes pledged as collateral or sell them in one or more private sales.

  Early Settlement

     At any time not later than 10:00 a.m. on the fourth business day prior to the remarketing date, a holder of units may settle the related purchase contracts by delivering to the unit agent immediately available funds in an
amount equal to $     multiplied by the number of purchase contracts being
settled.

     Upon early settlement, Seagram will issue, and the holder will be entitled
to receive,      common shares for each unit (regardless of the market price of the common shares on the date of early settlement), subject to adjustment under the circumstances described under "-- Anti-Dilution Adjustments" below. The holder will also receive the notes underlying those units. The holder's right to receive future contract fee payments will terminate.

  Early Settlement Upon Merger

     Prior to the stock purchase date, if Seagram is involved in a merger in which at least 30% of the consideration for the common shares consists of cash or cash equivalents ("cash merger"), on or after the date of the cash merger each holder of the units has the right to accelerate and settle the underlying purchase contracts. We refer to this right as the "early settlement right." Seagram will provide each of the holders with a notice of the completion of a cash merger. The notice will specify a date on which the optional early settlement will occur and a date by which each holder's early settlement right must be exercised. The notice will set forth, among other things, the applicable settlement rate and the amount of the cash, securities and other consideration receivable by the holder upon settlement. To exercise the early settlement right, you must deliver to the unit agent, on or before the early settlement date, the certificate evidencing your units and payment of the applicable purchase price in the form of a certified or cashier's check. If you exercise the early settlement right, Seagram will deliver to you the cash, securities and other property as set forth in the notice.

CONTRACT FEES

     Seagram will be required to pay contract fees to the holders of units, as specified above.

     So long as no default in Seagram's obligations under the master unit agreement or the pledge agreement has occurred and is continuing, Seagram will have the right to defer the payment of contract fees at any time or from time to time for a period not extending beyond the stock purchase date. To exercise this right, Seagram must give the holders and the unit agent notice at least five business days before the earlier of

     (1) the date that payment would otherwise have been payable,

     (2) the date Seagram is required to give notice to any securities exchange or to holders of units of the record date or the date such payment is payable and

     (3) that record date.

During any such deferral period, Seagram may not take any of the actions that it would be prohibited from taking during an extension period as described under "-- Description of the Notes and Guarantees -- Option to Defer Interest Payment Date" below.

     Any deferred contract fees will bear additional contract fees at    % (the
"deferral rate") (compounding on each succeeding quarterly payment date) until paid. Contract fees payable for any period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Contract fees will accrue from the date of issuance of the units to the stock purchase date and will be payable in arrears on the quarterly payment dates (unless deferred as described above). If the purchase contracts are terminated, your right to receive contract fees (including any deferred contract fees) will also terminate.

ANTI-DILUTION ADJUSTMENTS

     The formula for determining the settlement rate may be adjusted if certain events occur, including:

     (1) the payment of a stock dividend or other distributions on common shares;

     (2) the issuance to all holders of common shares of rights or warrants entitling them to subscribe for or purchase common shares at less than the current market price (as defined below);

     (3) subdivisions of common shares (including an effective subdivision of the common shares through reclassification of the common shares);

     (4) distributions to all holders of common shares of evidences of indebtedness of Seagram, securities, cash or other assets (excluding any dividend or distribution covered by clause (1) or (2) above and any dividend or distribution paid exclusively in cash);

     (5) distributions consisting exclusively of cash to all holders of common shares in an aggregate amount that, when combined with (a) other all-cash distributions made within the preceding 12 months and (b) the cash and the fair market value, as of the date of expiration of the tender or exchange offer referred to below, of the consideration paid in respect of any tender or exchange offer by Seagram or a subsidiary for the common shares concluded within the preceding 12 months, exceeds 15% of Seagram's aggregate market capitalization (such aggregate market capitalization being the product of the current market price of the common shares multiplied by the number of common shares then outstanding) on the date fixed for the determination of shareholders entitled to receive such distribution; and

     (6) the successful completion of a tender or exchange offer made by Seagram or any subsidiary for the common shares which involves an aggregate consideration that, when combined with (a) any cash and the fair market value of other consideration payable in respect of any other tender or exchange offer by Seagram or a subsidiary for the common shares concluded within the preceding 12 months and (b) the aggregate amount of any all-cash distributions to all holders of the common shares made within the preceding 12 months, exceeds 15% of Seagram's aggregate market capitalization on the date of expiration of such tender or exchange offer.

     The "current market price" per common share on any day means the average of the daily closing prices for the five consecutive trading days selected by Seagram commencing not more than 20 trading days before, and ending not later than, the earlier of the day in question and the day before the "ex date" with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, the term "ex date", when used with respect to any issuance or distribution, means the first date on which the common shares trade without the right to receive the issuance or distribution.

     Certain reclassifications, consolidations, mergers, sales or transfers of assets or other transactions may cause the common shares to be converted into the right to receive other securities, cash or property. If this happens, each purchase contract would, without the consent of the holders of units, become a contract to purchase only the kind and amount of securities, cash or other property that the holder would be entitled to receive if the holder had settled its purchase contract immediately before the transaction.

     If at any time Seagram makes a distribution of property to its shareholders which would be taxable to the shareholders as a dividend for United States federal income tax purposes (that is, distributions, evidences of indebtedness or assets of Seagram, but generally not stock dividends or rights to subscribe to capital stock) and, pursuant to the settlement rate adjustment provisions of the master unit agreement, the settlement rate is increased, that increase may be deemed to be the receipt of taxable income to holders of Units. See "United States Federal Income Tax Consequences -- Adjustment to Settlement Rate".

     In addition, Seagram may increase the settlement rate if our Board of Directors deems it advisable to avoid or diminish any income tax to holders of common shares resulting from any dividend or distribution of shares (or rights to acquire shares) or from any event treated as a dividend or distribution for income tax purposes or for any other reasons.

     Adjustments to the settlement rate will be calculated to the nearest 1/10,000th of a share. No adjustment in the settlement rate will be required unless the adjustment would require an increase or decrease of at least one percent in the settlement rate. If any adjustment is not required to be made because it would not change the settlement rate by at least one percent, then the adjustment will be carried forward and taken into account in any subsequent adjustment.

     Seagram will be required, as soon as practicable, following the occurrence of an event that requires or permits an adjustment in the settlement rate, to provide written notice to the holders of units of the occurrence of that event. Seagram will also be required to deliver a statement in reasonable detail setting forth the method by which the adjustment to the settlement rate was determined and setting forth the revised settlement rate.

TERMINATION

     The purchase contracts, and the rights and obligations of Seagram and of the holders of the units under the purchase contracts (including the right to receive contract fees or deferred contract fees and the right and obligation of the holders to purchase and Seagram to sell common shares), will automatically terminate if Seagram becomes subject to certain events of bankruptcy, insolvency or reorganization. Upon any termination, the pledged securities will be distributed in the manner described below.

                    PLEDGED SECURITIES AND PLEDGE AGREEMENT

     Under the pledge agreement, the pledged securities will be pledged to the collateral agent, for the benefit of Seagram, to secure the obligations of holders of units to purchase common shares under the purchase contracts. The pledged securities will initially consist of the notes. If treasury securities are exchanged for pledged securities upon a successful remarketing, the treasury securities will automatically be substituted as pledged securities and the former pledged securities will automatically be released from the pledge and security interest created by the pledge agreement.

     The rights of the holders of the units to the underlying pledged securities will be subject to the pledge and security interest created by the pledge agreement. No holder of units will be permitted to withdraw the pledged securities underlying those units from the pledge arrangement except upon the settlement or termination of the purchase contracts or as described under "-- Description of the Purchase Contracts -- Settlement" above. Subject to the pledge and security interest, however, each holder of units will have full beneficial ownership of the underlying pledged securities and will be entitled (directly or through the collateral agent) to all of the rights provided by the pledged securities, and we will have no rights in pledged securities other than our security interest.

QUARTERLY PAYMENTS ON PLEDGED SECURITIES

     The collateral agent, upon receipt of interest payments on the pledged securities, will distribute those payments to the unit agent, which will, in turn, distribute that amount together with the contract fees to the holders of units on the record date. As long as the units remain in book-entry only form, the record date for any payment will be one business day before the payment date.

SETTLEMENT OF PURCHASE CONTRACTS

     On the stock purchase date, the amount paid on such treasury securities at maturity will be released from the pledge and security interest created by the pledge agreement and will be used to satisfy the purchase contract as specified under "-- Description of the Purchase Contracts -- Settlement".

TERMINATION OF PURCHASE CONTRACTS

     Upon termination of the purchase contracts (see "-- Description of the Purchase Contracts -- Termination"), the collateral agent will release the pledged securities underlying the units to the unit agent for distribution to the holders of the units, upon presentation and surrender of the certificates evidencing such units. If upon such termination any holder would otherwise be entitled to receive a principal amount of treasury securities of any series that is not an integral multiple of $1,000, the unit agent will distribute to that holder treasury securities of that series in a principal amount equal to the next lower integral multiple of $1,000. The unit agent will sell the treasury securities not otherwise distributed to the holder (together with the treasury securities of that series not otherwise distributed to other holders) and will distribute the net proceeds to all the holders (in accordance with their respective interests therein).

                           THE MASTER UNIT AGREEMENT

GENERAL

     Distributions on the units will be payable, purchase contracts will be settled and transfers of the units will be registrable at the office of the unit agent in the Borough of Manhattan, The City of New York. In addition, if the units do not remain in book-entry form, payment of distributions on the units may be made, at the option of Seagram, by check mailed to the address of the persons shown on the unit register.

     If any quarterly payment date or the stock purchase date is not a business day, then any payment required to be made on that date must be made on the next business day (and so long as the payment is made on the next business day, without any interest or other payment on account of any such delay), except that if the next business day is in the next calendar year, the payment or settlement will be made on the prior business day with the same force and effect as if made on the payment date. A "business day" means any day other than Saturday, Sunday or any other day on which banking institutions in The City of New York are authorized or obligated by law or executive order to be closed.

     If you fail to surrender the certificate evidencing your Units to the unit agent on the stock purchase date, the common shares issuable in settlement of the related purchase contracts will be registered in the name of the unit agent. These common shares, together with any distributions on them, will be held by the unit agent as agent for your benefit, until the certificate is presented and surrendered or you provide satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the unit agent and Seagram.

     If the purchase contracts have terminated prior to the stock purchase date, the related pledged securities have been transferred to the unit agent for distribution to the holders and you fail to surrender the certificate evidencing your units to the unit agent, the pledged securities that would otherwise be delivered to you and any related payments will be held by the unit agent as agent for the your benefit, until you present and surrender the certificate or provides the evidence and indemnity described above.

     The unit agent will not be required to invest or to pay interest on any amounts held by it before distribution.

     No service charge will be made for any registration of transfer or exchange of the units, except for any applicable tax or other governmental charge.

MODIFICATION

     The master unit agreement, the pledge agreement and the purchase contracts may be amended with the consent of the holders of a majority of the units at the time outstanding. However, no modification may, without the consent of the holder of each outstanding unit affected by the modification,

     (1) change any payment date,

     (2) change the amount or type of pledged securities required to be pledged to secure obligations under the units, impair the right of the holder of any units to receive distributions on the pledged securities underlying such units or otherwise adversely affect the holder's rights in or to pledged securities,

     (3) change the place or currency of payment for any amounts payable in respect of the units, increase any amounts payable by holders in respect of units or decrease any other amounts receivable by holders in respect of units,

     (4) impair the right to institute suit for the enforcement of any purchase contract,

     (5) reduce the number of common shares purchasable under any purchase contract, increase the price to purchase common shares on settlement of any purchase contract, change the stock purchase date or otherwise adversely affect the holder's rights under any purchase contract or,

     (6) reduce the above stated percentage of outstanding units the consent of whose holders is required for the modification or amendment of the provisions of the master unit agreement, the pledge agreement or the purchase contracts.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     Seagram will agree in the master unit agreement that it will not merge with or into or consolidate with any other entity or sell, assign, transfer, lease or convey all or substantially all of its properties and assets to any person, firm or corporation unless

     (1) Seagram is the continuing corporation or the successor corporation is a corporation organized under the laws of Canada or the United States of America or a province or state thereof;

     (2) The successor entity expressly assumes the obligations of Seagram under the principal agreements and the purchase contracts; and

     (3) Seagram or such corporation is not, immediately after such merger, consolidation, sale, assignment, transfer, lease or conveyance, in default in the performance of any of its obligations under the purchase contracts, the master unit agreement or the pledge agreement.

TITLE

     Seagram, the unit agent and the collateral agent may treat the registered holder of any units as the absolute owner of those units for the purpose of making payment and settling the related purchase contracts and for all other purposes.

REPLACEMENT OF UNITS CERTIFICATES

     If physical certificates are issued, we will replace any mutilated certificate at your expense upon surrender of that certificate to the unit agent. We will replace certificates that become destroyed, lost or stolen at your expense upon delivery to us and the unit agent of satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the unit agent and us.

     We, however, are not required to issue any certificates representing units on or after the stock purchase date or after the purchase contracts have terminated. In place of the delivery of a replacement certificate following the stock purchase date, the unit agent, upon delivery of the evidence and indemnity described above, will deliver the common shares issuable pursuant to the purchase contracts included in the units evidenced by the certificate, or, if the purchase contracts have terminated prior to the stock purchase date, transfer the pledged securities related to the units evidenced by the certificate.

GOVERNING LAW

     The master unit agreement, the pledge agreement and the purchase contracts will be governed by, and construed in accordance with, the laws of the State of New York.

INFORMATION CONCERNING THE UNIT AGENT

     The Bank of New York will initially act as unit agent. The unit agent will act as the agent for the holders of units from time to time. The master unit agreement will not obligate the unit agent to exercise any discretionary authority in connection with a default under the terms of the master unit agreement, the pledge agreement and the purchase contracts, or the pledged securities.

     The master unit agreement will contain provisions limiting the liability of the unit agent. The master unit agreement will contain provisions under which the unit agent may resign or be replaced. Resignation or replacement of the unit agent will be effective upon appointment of a successor.

     The unit agent is one of a number of banks with which Seagram and its subsidiaries maintain ordinary banking and trust relationships.

INFORMATION CONCERNING THE COLLATERAL AGENT

                  will initially act as collateral agent. The collateral agent will act solely as our agent and will not assume any obligation or relationship of agency or trust for or with any of the holders of the units except for the obligations owed by a pledgee of property to the owner thereof under the pledge agreement and applicable law.

     The pledge agreement will contain provisions limiting the liability of the collateral agent. The pledge agreement will contain provisions under which the collateral agent may resign or be replaced. Such resignation or replacement would be effective upon the appointment of a successor.

     The collateral agent is one of a number of banks with which Seagram and its subsidiaries maintain ordinary banking and trust relationships.

                  DESCRIPTION OF THE NOTES AND THE GUARANTEES

     The notes are to be issued under the indenture. The Bank of New York will initially act as trustee under the indenture. The indenture is qualified under the Trust Indenture Act.

     The notes will be subordinated to senior indebtedness of JES.

     The notes will mature on              , 2004. The notes will not be
redeemable at the option of JES prior to the maturity date.

INTEREST

     Interest on the notes will accrue from the first date of issuance of the
notes at an initial rate of      % prior to              , 2002, and at the
reset rate thereafter. Interest will be payable quarterly in arrears on each quarterly payment date (each, an "interest payment date"), subject to the deferral provisions described below. Interest will be payable to the holders of the notes on each record date, which will be one business day before the interest payment date. The amount of interest payable for any period will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any date on which interest is payable is not a business day, then payment of the interest will be made on the next business day (and if payment is made on the next business day, without any interest or other payment as a result of such delay), except that if the next business day is in the next succeeding calendar year, the payment will be made on the prior business day, in each case with the same force and effect as if made on the date such payment was originally payable.

MARKET RATE INCREASE

     By 9:30 a.m., New York City time, on the remarketing date, the remarketing agent will determine the interest rate that will be sufficient to cause the then current aggregate market value of the notes to be at least equal to 100.25% of the cash equivalent of the treasury consideration. The notes will thereafter bear interest at that increased rate.

     If the remarketing agent is unable to remarket all the notes tendered or deemed tendered for purchase, a failed remarketing will be deemed to have occurred.

     The "cash equivalent of the treasury consideration" means the cash value on the remarketing date of the treasury consideration, assuming for this purpose, even if not true, that (1) the treasury securities included in the treasury consideration are highly liquid treasury securities maturing on or within 35 days prior to the stock purchase date, as designated in good faith by the remarketing agent in a manner intended to minimize the cash equivalent of the treasury consideration) and (2) those treasury securities are valued based on the ask-side price of the treasury securities at 9:00 a.m., New York City time, on the remarketing date (as determined on a same day settlement basis by a reasonable and customary means selected in good faith by the remarketing agent) plus accrued interest to that date.

OPTION TO DEFER INTEREST PAYMENTS

     So long as no event of default has occurred and is continuing, JES will have the right under the indenture at any time during the term of the notes to defer the payment of interest for a period not extending beyond the maturity date. We refer to any such period of deferral as an "extension period". At the end of an extension period, JES must pay all interest then accrued and unpaid (together with accrued interest at the deferral rate compounded on each succeeding Interest payment date).

     During any extension period, Seagram and JES may not take any of the prohibited actions described under "-- Certain Covenants of JES and Seagram".

     Prior to the expiration of any extension period, JES may further extend the extension period, but not beyond the maturity date. Upon the termination of any extension period and the payment of all amounts then due on any interest payment date, JES may elect to begin a new extension period, subject to the same requirements as described above. No interest will be due and payable during an extension period. JES must give the trustee written notice of its election of any extension period (or its further extension) at least five business days prior to the earliest of:

     (1) the date the interest on the notes would have been payable except for the election to begin or extend the extension period;

     (2) the date the trustee is required to give notice to any securities exchange or to holders of notes of the record date or the date the interest is payable; and

     (3) the record date.

The Trustee must give notice of JES' election to begin or extend a new extension period to the holders of the notes. There is no limitation on the number of times that

JES may elect to begin an extension period.

CERTAIN COVENANTS OF SEAGRAM AND JES

JES will covenant that during an extension period or during the continuance of an event of default, JES will not (a) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of JES that rank pari passu to or junior in right of payment to the notes, or (b) make any guarantee payments with respect to any guarantee by JES of any securities of any of its subsidiaries if such guarantee ranks pari passu or junior in right of payment to the notes.

     Seagram will also covenant that, during an extension period or during the continuance of an event of default, it will not (a) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of Seagram that rank pari passu or junior in right of payment to the guarantees of the notes, or (b) make any guarantee payments with respect to any guarantee by Seagram or any securities of Seagram if such guarantee ranks pari passu or junior in right of payment to the notes.

     Seagram will also covenant that, during an extension period or during the continuance of an event of default, it will not declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of Seagram's capital stock, (other than dividends or distributions in, or options, warrants or rights to subscribe for or purchase, common shares of Seagram), (2) any declaration of a dividend in connection with the implementation of a stockholder's rights plan, or the issuance of shares under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (3) as a result of a reclassification of Seagram capital stock solely into shares of one or more classes or series of Seagram capital stock or the exchange or conversion of one class or series of Seagram capital stock for another class or series of Seagram capital stock, (4) the purchase of fractional interests in shares of Seagram capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged and (5) purchases of common shares in connection with Seagram's normal course issuer bid-purchases or the satisfaction by Seagram of its obligations under any benefit plans for its and its subsidiaries' directors, officers or employees or any of Seagram's dividend reinvestment plans).

GUARANTEES

     Seagram will unconditionally guarantee, on a subordinated basis, the due and punctual payment of principal of and interest on the notes, when and as the same shall become due and payable, whether at the maturity date, by declaration of acceleration or otherwise. Interest and additional amounts paid by Seagram may be subject to Canadian withholding taxes. The withholding tax rate in respect of payments made to residents of the United States within the meaning of the Canada-United States Income Tax Convention (1980) would be 10% by virtue of such Convention. Seagram will further agree, however, that any amounts to be paid by Seagram under the guarantees will be paid without deduction or withholding for or on account of any and all present or future tax, duty, assessment or governmental charge imposed upon or as a result of such payment by the Government of Canada, or any province or other political subdivision or taxing authority thereof or therein, or if deduction or withholding of any such tax, duty, assessment or charge shall at any time be required by or on behalf of the Government of Canada or any such province, political subdivision or taxing authority, Seagram will pay such additional amount in respect of principal and interest as may be necessary in order that the net amounts paid to the holders of the notes or the Trustee, as the case may be, pursuant to the guarantees after such deduction or withholding shall not be less than the amount provided for in the notes to be then due and payable; except that no such additional amount shall be payable in respect of any notes to any holder (a) who is subject to such tax, duty, assessment or governmental charge in respect of the notes by reason of his being connected with Canada otherwise than merely by the holding or ownership of the notes, or (b) who is not dealing at arm's length with Seagram (within the meaning of the Income Tax Act (Canada) as reenacted or amended from time to time), or (c) with respect to any estate, inheritance, gift, sales, transfer, personal property or any other similar tax, duty, assessment or governmental charge, or (d) with respect to any tax, duty, assessment or governmental charge payable otherwise than by withholding payments in respect of the notes, or (e) with respect to any combination of the above.

SUBORDINATION

     If JES distributes assets as part of its dissolution, winding up, liquidation or reorganization, payments on the notes will be subordinated in right of payment to the prior payment in full of all senior indebtedness. No payment on the notes may be made at any time when:

     - JES is in default under any payment obligation with respect to senior indebtedness beyond any applicable grace period,

     - JES is otherwise in default with respect to any senior indebtedness permitting the holders of the senior indebtedness to accelerate the maturity of the senior indebtedness, or

     - any judicial proceeding is pending with respect to any default with respect to senior indebtedness.

     Seagram's guarantees of the notes will be subordinated to present and future senior indebtedness of Seagram in the same manner.

     Neither the indenture nor the master unit agreement, which governs the terms of the units, places any limitation on the amount of additional secured or unsecured debt, including senior indebtedness, that may be incurred by Seagram or JES or any of their subsidiaries.

     Holders of notes will be subrogated to the rights of holders of senior indebtedness to the extent JES makes payments on senior indebtedness upon any distribution of assets in any such proceedings out of the distributive share of the notes. Due to this subordination, certain creditors may recover more, ratably, than holders of the notes in a distribution of assets upon insolvency.

     The guarantees will be subordinated in right of payment to senior indebtedness of Seagram, on terms comparable to the subordination of the notes.

     "Senior indebtedness" means:

     (a) indebtedness for money borrowed;

     (b) indebtedness evidenced by a note, debenture, bond or other security or instrument and indebtedness incurred, created or assumed in connection with the acquisition of any property, other than trade accounts payable;

     (c) obligations as lessee under capitalized leases, including without limitation, leases of property made as part of any sale and lease-back transaction; and

     (d) indebtedness, obligations and liabilities of others which Seagram or JES, as applicable, has guaranteed, endorsed or otherwise agreed to be liable for or acquire;

except that "senior indebtedness" will not include any such indebtedness, obligation or liability which expressly states that it is junior or subordinate to or ranks pari passu in right of payment to the notes or guarantees. Substantially all of the indebtedness set forth under "Capitalization", other than the Liquid Yield Option Notes, constitutes senior indebtedness. The indenture, notes and guarantees do not limit our ability to issue additional senior indebtedness.

CONSOLIDATION, MERGERS AND SALES OF ASSETS. Neither Seagram nor JES will consolidate, amalgamate or merge with, or convey, transfer or lease all or substantially all its assets to any person, unless:

     - the successor corporation, in the case of JES, is a U.S. corporation or, in the case of Seagram, is a Canadian or U.S. corporation, and assumes the obligations evidenced by the securities or guarantees;

     - immediately after the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, has occurred and is continuing; and

     - certain other conditions are met.

MODIFICATION OF THE INDENTURE

     Seagram, JES and the trustee may, with the consent of the holders of at least 50% in aggregate principal amount of the notes, modify the indenture or the rights of the holders of the notes.

     However, no modification may, without the consent of the holder of each note:

     - change the stated maturity of the notes;

     - reduce the rate of payment of interest on the notes;

     - reduce the principal amount of the notes or the premium, if any, on the notes;

     - change any obligation of JES to pay additional amounts;

     - change the place of payment where principal and interest are payable;

     - change the currency or currency unit in which the notes are payable;

     - impair the right to sue for the enforcement of any such payment on or after the maturity of the notes;

     - reduce the percentage of the notes referred to above whose holders need to consent to the modification or a waiver; or

     - adversely modify the terms and conditions of the guarantees.

EVENTS OF DEFAULTS

     The indenture provides that the events of default for the notes will be:

     - failure to pay principal on any notes when due;

     - failure to pay any interest within 30 days of the date when due;

     - failure to perform for 90 days after notice any other covenant in the indenture; and

     - certain events of bankruptcy, insolvency or reorganization.

     If an event of default occurs and is continuing, either the trustee or the holders of 25% in principal amount of outstanding notes of that series may declare the notes of that series due and payable. Seagram and JES are each required to annually certify to the trustee that JES has fulfilled its obligations under the indenture during the preceding year.

     Holders of a majority in principal amount of the notes will be entitled to control certain actions of the trustee under the indenture and to waive past defaults regarding the notes. The trustee generally will not be required to act at the request of holders, unless the holders offer the trustee reasonable security or indemnity.

     If an event of default occurs and is continuing, the trustee may use any sums that it holds under the indenture for compensation due, as agreed by JES and the trustee, and for reasonable expenses incurred, prior to paying the holders of the notes.

     Before any holder of notes may sue JES for an event of default, other than for payment on that holder's note when due, the holders of not less than 25% in principal amount of the notes outstanding must have requested the trustee to take action and waited 60 days for the trustee to act. If the trustee sues, holders may not do so.

CONCERNING THE TRUSTEE

     Seagram and JES have had and may continue to have banking relationships with the trustee in the ordinary course of business.

                               BOOK-ENTRY SYSTEM

     The Depository Trust Company (the "depositary") will act as securities depositary for the units. The units will be issued only as fully-registered securities registered in the name of Cede & Co. or another nominee of the depositary. Fully-registered global security certificates, representing the total aggregate number of units, will be issued, will be deposited with the depositary and will bear a legend regarding restrictions on their exchanges and registration of transfer as described below.

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the units so long as such units are represented by global security certificates.

     The depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The depositary holds securities that its participants deposit with it. The depositary also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("direct participants"). The depositary is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the depositary system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly or indirectly ("indirect participants"). The rules applicable to the depositary and its participants are on file with the commission.

     No transfer of global security certificates in whole or in part may be registered in the name of any person other than the depositary or a nominee of the depositary unless the depositary has notified Seagram that it is unwilling or unable to continue as depositary for such global security certificates or has ceased to be qualified to act as depositary under the master unit agreement or if there occurs and continues a default by Seagram under one or more principal agreements. All units and portions of units represented by global security certificates will be registered in such names as the depositary may direct.

     As long as the depositary or its nominee is the registered owner of the global security certificates, such depositary or such nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all units represented thereby for all purposes under the units, purchase contracts, master unit agreement and pledge agreement. Except in the limited circumstances referred to in the paragraph above, owners of beneficial interests in global security certificates will not be entitled to have such global security certificates or the underlying units registered in their names, will not receive or be entitled to receive physical delivery of certificates and will not be considered to be owners or holders of such global security certificates or any underlying units for any purpose under the units, purchase contracts and principal agreements. All payments on the units represented by the global security certificates and all deliveries of pledged securities or common shares to the holders thereof will be made to the depositary or its nominee, as the case may be, as the holder thereof.

     Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Procedures for settlement of purchase contracts on the stock purchase date will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit such settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time. The depositary has advised Seagram that it will not take any action permitted to be taken by a holder of units unless directed to do so by one or more participants to whose account the depositary interests in the global security certificates are credited and only for the number of units as to which such participant or participants has or have given such direction. None of Seagram, the Unit Agent nor any of their agents will have any responsibility or liability to any aspect of the depositary's or any participant's records relating to, or for payment made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary's records or any participant's records relating to such beneficial ownership interests.

     The information in this section concerning the depositary and its book-entry system has been obtained from sources that Seagram believes to be reliable, but Seagram does not take responsibility for its accuracy.

                          DESCRIPTION OF CAPITAL STOCK

     The following brief summary of our capital stock is not complete and is qualified in its entirety by reference to all the provisions of our articles of amalgamation and our by-laws.

     Our authorized capital currently consists of an unlimited number of common shares, of which 403,046,179 common shares were outstanding at April 30, 1999, and an unlimited number of preferred shares, none of which are outstanding.

                                 COMMON SHARES

     A holder of common shares receives one vote per share at shareholder meetings, except at meetings where only the holders of a different class or series of shares may vote. Subject to the rights of another class or series of shares that rank ahead of the common shares:

- holders of common shares receive dividends when declared and paid by the Board of Directors; and

- if Seagram is liquidated, holders of common shares are entitled to the remaining property of Seagram, after all prior claims are satisfied.

     Shares that rank ahead of the common shares include our first preferred shares and second preferred shares. Holders of common shares are not entitled to any preemptive rights to acquire any other securities.

     At March 31, 1999, JES, had outstanding Liquid Yield Option Notes ("LYONs"). The LYONs:

- are guaranteed by Seagram on a subordinated basis;

- are convertible into common shares at a conversion rate of 18.44 common shares for each $1,000 face amount LYON (297,256 shares at March 31, 1999); and

- mature on March 5, 2006.

     At March 31, 1999, 37,550,310 common shares were potentially issuable upon the conversion of the LYONs and the exercise of outstanding employee stock options.

     We send holders of common shares annual reports containing audited financial statements. In addition, we send holders of common shares quarterly reports containing unaudited financial information if they make an annual election to receive that information.

     The transfer agents and registrars for the common shares are CIBC Mellon Trust Company and ChaseMellon Shareholder Services L.L.C.

     Under Canadian income tax law, payment of dividends by us to holders of common shares who are not Canadian residents is subject to Canadian withholding tax. For holders who are U.S. residents, 15% of the dividends must generally be withheld under treaty arrangements between the United States and Canada. For holders resident in other countries, the withholding rate varies. For a U.S. shareholder, the amount of tax withheld in Canada will generally:

- be deductible from gross income; or

- at the election of the taxpayer (subject to various conditions) the amount withheld in Canada may be credited against U.S. income tax.

     Dividends received by a U.S. shareholder will not qualify for the partial dividends received deduction allowable to corporations.

     This discussion provided for purposes of general information only. You should refer to the additional information in "United States Federal Income Tax" and "Canadian Tax Consequences."

                                PREFERRED SHARES

     Preferred shares are divided into two classes, first preferred shares and second preferred shares. For payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Seagram:

- first preferred shares rank in priority to common shares and second preferred shares; and

- second preferred shares rank in priority to common shares.

     First preferred shares and second preferred shares are issuable in series. The Board of Directors can determine the number, designation, rights, privileges, restrictions and conditions to be attached to the preferred shares of each series, including:

- dividend rights;

- voting rights;

- conversion rights;

- redemption and purchase provisions; and

- restrictions on payment of dividends on common shares or any other shares ranking junior to the shares of the series.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     In the opinion of Simpson Thacher & Bartlett, the following is an accurate summary of the material United States federal income tax consequences of the purchase, ownership and disposition of units, notes and common shares acquired under a purchase contract. Unless otherwise stated, this summary applies only to holders who purchase units in the initial offering at the issue price and who are United States holders. In addition, this summary only applies to holders (1) who are residents of the United States for purpose of the current Canada-United States Income Tax Treaty (the "Treaty"), (2) whose units, notes and common shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Canada and (3) who otherwise qualify for the full benefits of the Treaty. United States holders include the following:

- a person who is a citizen or resident of the United States;

- a corporation or partnership created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

- an estate the income of which is subject to United States federal income taxation, regardless of its source; or

- a trust

     - that is subject to the supervision of a court within the United States and the control of one or more United States persons; or

     - that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

     The tax treatment of a holder may vary depending on the holder's particular situation. This summary does not deal with special classes of holders. For example, this summary does not address:

- tax consequences to holders who may be subject to special tax treatment, such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, or tax-exempt investors;

- tax consequences to persons that will hold units, notes or common shares acquired under a purchase contract as a position in a "straddle," "synthetic security", "hedge", "integrated transac-tion", "conversion transaction" or "constructive sale";

- tax consequences to holders of notes whose functional currency is not the U.S. dollar;

- tax consequences to shareholders, partners or beneficiaries of a holder of units, notes or common shares acquired under a purchase contract;

- alternative minimum tax consequences, if any; or

- any state, local or foreign tax consequences.

     IF YOU ARE NOT A UNITED STATES PERSON, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN UNITS, INCLUDING THE POTENTIAL APPLICATION OF UNITED STATES WITHHOLDING TAXES.

     This summary is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations (including proposed Treasury regulations) issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis. Any such changes may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described below, possibly adversely affecting you.

     No statutory, administrative or judicial authority directly addresses the treatment of units or instruments similar to units for United States federal income tax purposes. As a result, no assurance can be given that the Internal Revenue Service will agree with the tax consequences described herein. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO YOUR TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE UNITS, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

UNITS

     ALLOCATION OF PURCHASE PRICE. Your acquisition will be treated as an acquisition of the note and the purchase contract constituting the unit. The purchase price of each unit will be allocated between the note and the purchase contract in proportion to their respective fair market values at the time of purchase. Such allocation will establish your initial tax basis in the note and the purchase contract. We will report the fair market value of each note as
$          and the fair market value of each purchase contract as $0. This position will be binding on you (but not on the Internal Revenue Service) unless you explicitly disclose a contrary position on a statement attached to your timely filed United States federal income tax return for the taxable year in which a unit is acquired. Thus, absent such disclosure, you should allocate the purchase price for a unit in accordance with the foregoing. The remainder of this discussion assumes that this allocation of the purchase price will be respected for United States federal income tax purposes.

NOTES

     INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT. Because of the manner in which the interest rate on the notes is reset, the notes will be classified as contingent payment debt instruments, subject to the "noncontingent bond method". As discussed more fully below, the effect of such method will be (i) to require you, regardless of your usual method of tax accounting, to use an accrual method with respect to the notes, (ii) possibly to result in the accrual of interest income by you in excess of interest payments actually received, and (iii) generally to result in ordinary rather than capital treatment of any gain or loss on the sale, exchange or redemption of the notes. See "-- Sale or Disposition of Units". JES does not believe that you will be required to recognize taxable income that differs materially from the cash payments of interest on the notes.

     Under the noncontingent bond method, you will accrue original issue discount each year based on the "comparable yield" of the notes. The comparable yield of the notes will generally be the rate at which JES would issue a fixed rate debt instrument with terms and conditions similar to the notes. JES is required to provide the comparable yield to you, and, solely for tax purposes, is also required to provide a projected payment schedule that includes the actual interest payments on the notes and estimates the amount and timing of contingent payments on the notes. JES has determined that the comparable yield
is      % and the projected payment schedule for the notes, per $          of
stated amount, is $          (which is the stated interest payment) for each
quarter ending on or prior to the remarketing date. The projected payment, per
$          of stated amount, at the maturity date is $          (which includes
the stated principal of the notes as well as the final interest payment).

     The amount of original issue discount on a note for each accrual period is determined by multiplying the comparable yield of the note (adjusted for the length of the accrual period) by the note's adjusted issue price at the beginning of the accrual period (determined in accordance with the rules set forth in the original issue discount regulations relating to contingent payment debt instruments). The amount of original issue discount so determined will then be allocated on a ratable basis to each day in the accrual period that you hold the note.

     If the actual payments made on the note in a taxable year differ from the projected contingent payments, adjustments will be made for such differences. A positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. A negative adjustment will:

- first, reduce the amount of interest required to be accrued in the current year;

- second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that your total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years; and

- third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

     You are generally bound by the comparable yield and projected payment schedule provided by JES. However, if you believe that JES' projected payment schedule is unreasonable, you may set your own projected payment schedule so long as you explicitly disclose the use of such schedule and the reason therefor. Unless otherwise prescribed by the Commissioner of the Internal Revenue Service, such disclosure must be made in a statement attached to your timely filed federal income tax return for the taxable year in which the note is acquired.

     ADJUSTMENT TO TAX BASIS IN NOTES. The tax basis of a note will be increased by the amount of any interest recognized under the noncontingent bond method and reduced by payments of interest (or principal) received with respect to the notes. Based on JES' belief (described in "-- Interest Income and Original Issue Discount," above) that the taxable income from the notes will equal cash payments of interest during this period, JES believes that adjusted tax basis in the notes as of the remarketing date will equal the initial tax basis.

PURCHASE CONTRACTS

     INCOME FROM CONTRACT FEES AND DEFERRED CONTRACT FEES. There is no direct authority addressing the treatment of the contract fees and deferred contract fees under current law, and such treatment is unclear. Contract fees and deferred contract fees may constitute taxable income to you when received or accrued, in accordance with your method of tax accounting. To the extent Seagram is required to file information returns with respect to contract fees or deferred contract fees, it intends to report such payments as taxable income to you. You should consult your own tax advisor concerning the treatment of contract fees and deferred contract fees, including the possibility that any such payment may be treated as a loan, purchase price adjustment, or rebate rather than being includible in income on a current basis. The treatment of contract fees and deferred contract fees could affect your tax basis in a purchase contract or common shares received under a purchase contract or your amount realized upon the sale or disposition of a unit or the termination of a purchase contract. To the extent Canada imposes withholding taxes on the additional contract fees, your ability to claim foreign tax credits will depend upon the characterization for United States federal income tax purposes. Please consult your own tax advisor. See "-- Acquisition of Common Shares under a Purchase Contract," "-- Sale or Disposition of Units" and "-- Termination of Purchase Contract."

     ACQUISITION OF COMMON SHARES UNDER A PURCHASE CONTRACT. You generally will not recognize gain or loss on the purchase of common shares under a purchase contract, except with respect to any cash paid in lieu of a fractional share of common shares. Subject to the following discussion, your aggregate initial tax basis in the common shares received under a purchase contract generally should equal (a) the purchase price paid for such common shares, (b) plus your tax basis in the purchase contract (if any), and (c) less the portion of such purchase price and tax basis allocable to the fractional share. Payments of contract fees or deferred contract fees that have been received in cash by you but were not includible in your income should reduce your tax basis in the purchase contract or the common shares to be received thereunder (see "-- Income from Contract Fees and Deferred Contract Fees" above). For tax purposes, the holding period for common shares received under a purchase contract will commence on the day acquired.

     EARLY SETTLEMENT OF PURCHASE CONTRACT. You will not recognize gain or loss on the receipt of your proportionate share of notes upon early settlement of a purchase contract and you will have the same tax basis in such notes as before such Early Settlement.

     TERMINATION OF PURCHASE CONTRACT. If a purchase contract terminates, you will recognize gain or loss equal to the difference between your amount realized (if any) upon such termination and your adjusted tax basis (if any) in the purchase contract at the time of such termination. Payments of contract fees or deferred contract fees, if any, received by you but not includible in your income should either reduce your tax basis in the purchase contract or result in an amount realized on the termination of the purchase contract. Any contract fees or deferred contract fees includible in your income but not paid should increase your tax basis in the purchase contract (see "-- Income from Contract Fees and Deferred Contract Fees" above). Any such gain or loss may be long-term capital gain or loss depending upon the holding period of the purchase contract. Capital gains of individuals derived in respect of capital assets held for more than one year are taxed at a maximum rate of 20%. The deductibility of capital losses is subject to limitations. You will not recognize gain or loss on the receipt of your proportionate share of the notes or treasury securities upon termination of the purchase contract and you will have the same tax basis in such notes or treasury securities as before such termination.

     ADJUSTMENT TO SETTLEMENT RATE. You might be treated as receiving a constructive distribution from Seagram if (i) the settlement rate is adjusted and as a result of such adjustment your proportionate interest in the assets or earnings and profits of Seagram is increased and (ii) the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment in the settlement rate would not be considered made pursuant to such a formula if the adjustment were made to compensate you for certain taxable distributions with respect to the common shares. Thus, under certain circumstances, an increase in the settlement rate might give rise to a taxable dividend to you even though you would not receive any cash related thereto.

OWNERSHIP OF COMMON SHARES ACQUIRED UNDER THE PURCHASE CONTRACT.

     TAXATION OF DIVIDENDS. The gross amount of dividends paid to you on common shares (including amounts withheld to reflect Canadian withholding taxes) will be treated as dividend income to you, to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles. You will be required to include any such dividend in your gross income as ordinary income on the day received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

     The amount of any dividend paid in Canadian dollars will equal the United States dollar value of the Canadian received calculated by reference to the exchange rate in effect on the date the dividend is received regardless of whether the Canadian dollars are converted into United States dollars. If you do not convert the Canadian dollars you receive into United States dollars on the date of receipt, you will have a basis in the Canadian dollars equal to its United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as ordinary income or loss.

     The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 15 percent. Subject to certain conditions and limitations, Canadian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the common shares will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain holders, "financial services income". Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in certain circumstances, if you (i) have held common shares for less than a specified minimum period during which it is not protected from risk of loss,
(ii) are obligated to make payments related to the dividends or (iii) hold the common shares in arrangements in which your expected economic profit, after non-U.S. taxes, is insubstantial, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on common shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under their particular circumstances including the possible adverse impact on creditability to the extent you are entitled to a refund of any Canadian tax withheld or a reduced rate of withholding.

     To the extent that the amount of any distribution exceeds our current and accu-mulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the common shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and you would not be able to use the foreign tax credit arising from any Canadian withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax purposes.

  TAXATION OF CAPITAL GAINS

     You will recognize taxable gain or loss on any sale or exchange of a common share in an amount equal to the difference between your amount realized for the common share and your tax basis in the common share. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are taxed at a maximum rate of 20%. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss.

SALE OR DISPOSITION OF UNITS

     Upon a disposition of a unit, you will be treated as having sold, exchanged or disposed of the purchase contract and the notes or treasury securities, as the case may be, that constitute such unit. You generally will have gain or loss equal to the difference between the portion of your proceeds allocable to the purchase contract and the notes or treasury securities, as the case may be, and your respective adjusted tax bases in the purchase contract and the notes or treasury securities. In the case of the purchase contracts and the treasury securities, such gain or loss generally will be capital gain or loss, except to the extent that you are treated as having received an amount with respect to accrued and unpaid interest on the treasury securities not previously included in income, which will be treated as ordinary interest income, or to the extent your are treated as having received an amount with respect to accrued contract fees or deferred contract fees, which may be treated as ordinary income, in each case to the extent not previously included in income. Capital gains of individuals derived in respect of capital assets held for more than one year are taxed at a maximum rate of 20%.The deductibility of capital losses is subject to limitations.

     Gain on the sale, exchange or retirement of a note generally will be treated as ordinary income. Loss from the disposition of a note will be treated as ordinary loss to the extent your prior net interest inclusions (reduced by the total net negative adjustments previously allowed as an ordinary loss). Any loss in excess of such amount will be treated as capital loss.

     If the disposition of a unit occurs when the purchase contract has a negative value, you should be considered to have received additional consideration for the notes or treasury securities in an amount equal to such negative value, and to have paid such amount to be released from your obligation under the purchase contract. You should consult your tax advisor regarding a disposition of a unit at a time when the purchase contract has a negative value.

     Payments of contract fees or deferred contract fees that have not previously been included in your income should either reduce your tax basis in the purchase contract or result in an increase in the amount realized on the disposition of the purchase contract. Any contract fees or deferred contract fees included in your income but not paid should increase your tax basis in the purchase contract (see "-- Income from Contract Fees and Deferred Contract Fees" above).

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

     Payments under the units, notes or common shares, the proceeds received with respect to a fractional share of common shares upon the settlement of a purchase contract, and the proceeds received from the units, notes, treasury securities or common shares may be subject to information reporting and United States federal backup withholding tax at the rate of 31% if you fail to supply an accurate taxpayer identification number or otherwise fail to comply with applicable United States information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against your United States federal income tax liability.

                        CANADIAN INCOME TAX CONSEQUENCES

     In the opinion of Goodman Phillips & Vineberg, Canadian income tax counsel to [SCL and JES], the following is an accurate summary of certain Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Act") generally applicable to holders of units, notes and common shares who are residents of the United States for purposes of the Canada-United States Income Tax Convention, 1980 (the "Convention") who have not been and will not be resident or deemed to be resident in Canada at any time while they have held or will hold any such units, notes, and common shares. Furthermore, this summary is only applicable to such holders to whom such units, notes and common shares are not "taxable Canadian property", as defined in the Act, and who do not use or hold or are not deemed to use or hold such units, notes and common shares in connection with carrying on a business in Canada.

     Generally, the common shares will not be taxable Canadian property provided that the common shares of SCL are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange and the New York Stock Exchange), you do not use or hold, and are not deemed to use or hold, the common shares in connection with carrying on a business in Canada and you, persons with whom you do not deal at arm's length or you and such persons, have not owned (taking into account any interest in or option in respect of the shares of SCL) 25% or more of the issued shares of any class or series of the capital stock SCL at any time within five (5) years preceding the date of disposition.

     This summary is not applicable to you if you carry on an insurance business in Canada and elsewhere, in respect of the units, notes and common shares that are effectively connected with your Canadian insurance business or that are "designated insurance property" as defined in the Act.

     This summary is based on the Act, the regulations thereunder and counsel's understanding of the administrative policies assessing practices published by Revenue Canada, in effect as of the date of this Prospectus. This summary takes into account all proposed amendments to the Act and the regulations thereunder announced by the Minister of Finance of Canada, prior to the date hereof (the "Tax Proposals"), although no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in law, administrative policy or assessing practice, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein. No advance income tax ruling has been sought or obtained from Revenue Canada to confirm the tax consequences of any the transactions described herein.

     This summary is of a general nature only and is not intended to be, and should not be construed to be legal, business or tax advice to you. You should consult your own tax advisor for advice with respect to your particular circumstances.

     For the purposes of the Act, all amounts, including dividends, must be expressed in Canadian dollars; amounts denominated in United States dollars must be converted into Canadian dollars based on the United States dollar exchange rate generally prevailing at the time such amounts arise.

CONTRACT FEES

     There is no specific authority addressing the Canadian tax treatment of the contract fees under current law. This summary assumes that the contract fees, excluding the additional contract fees payable in the event that payment of the contract fees is deferred, are commensurate with the undertaking made by such holder in agreeing to subscribe for common shares and that such contract fees are in no way attributable to the notes, whether on account of principal, interest or otherwise.

     You will not be subject to tax under the Act in respect of the contract fees (excluding the additional contract fees), or upon the sale or other disposition of the units, notes and common shares (except to the extent that proceeds of disposition payable by a resident or deemed resident of Canada include an amount of accrued and unpaid additional contract fees).

     Where you (either directly from Seagram or indirectly upon a disposition to a resident or deemed resident of Canada where part of the proceeds of disposition may be allocable to accrued and unpaid additional contract fees), receive a payment of additional contract fees, the payment will be regarded as a payment, as, on account or in lieu of payment of, or in satisfaction of interest for Canadian tax purposes and will be subject to Canadian withholding tax under the Convention at the rate of 10% of the gross amount of such payment, provided such holder is the beneficial owner of such payment.

DIVIDENDS

     Where such a holder of common shares receives or is deemed to receive a dividend, such amount will generally be subject to Canadian withholding tax under the Convention at the rate of 15% of the gross amount of such payment, provided you are the beneficial owner of such payment.

SALE OF COMMON SHARES

You will not be subject to tax under the Act upon the sale or other disposition of the common shares.

GUARANTEE PAYMENTS

     Certain payment in respect of the Debentures made by Seagram pursuant to the Guarantees may be subject to Canadian withholding tax under the Convention at a rate of 10% of the gross amount of such payments, provided such holder is the beneficial owner of such payments. In this connection, see "Guarantees" at page --.

                                  UNDERWRITING

     Seagram and JES and the underwriters for the offering named below have entered into an underwriting agreement with respect to the units being offered. Subject to certain conditions, (1) Seagram has agreed to enter into the purchase contracts with each of the underwriters named below underlying the respective number of units indicated opposite its name below, (2) JES has agreed to sell to each of the underwriters the notes underlying the respective number of units indicated opposite its name below, and (3) each of the underwriters has severally agreed to enter into the purchase contracts with Seagram, purchase the notes from JES and pledge such notes under the pledge agreement.

Underwriters                                                  Number of Units
------------                                                  ---------------
Goldman, Sachs & Co.........................................
                                                                ----------
          Total.............................................
                                                                ==========

                           -------------------------

     The following table shows the per unit and total underwriting discounts and commissions to be paid to the underwriters by JES.

        Paid by JES
        -----------
Per Unit....................  $
Total.......................  $

     Units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any units sold by the underwriters to securities dealers may be sold at a discount
of up to      per unit from the initial public offering price. Those securities dealers may resell any units purchased from the underwriters to certain other
brokers or dealers at a discount of up to      per unit from the initial public
offering price. If all the units are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

     JES and Seagram have agreed with the underwriters not to dispose of or hedge any of its units, notes or common shares (other than the concurrent common share offerings) or any securities of Seagram which are substantially similar to the common shares, or securities convertible into or exchangeable for common shares (other than the units offered in this offering) during the period from
the date of this prospectus continuing through the date which is   days after
the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans.

     The units will be a new issue of securities with no established trading market. Seagram intends to apply to list the units on the NYSE. The underwriters have advised Seagram and JES that they intend to make a market in the units, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the units.

     In connection with the offering, the underwriters may purchase and sell the units or common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of units than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the units or the common shares while the offering pursuant to this prospectus is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased units sold by or for the account of that underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the units or the common shares. As a result, the price of the units or the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     Seagram and JES estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be
approximately $     million.

     Seagram and JES have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Certain of the underwriters have acted as financial advisors to JES and Seagram and have received customary compensation for such services. John S. Weinberg, a Managing Director of Goldman, Sachs & Co., is also a director of Seagram.

                                 LEGAL MATTERS

     Simpson Thacher & Bartlett, our U.S. counsel, and Goodman Phillips & Vineberg S.E.N.C., Seagram's Canadian counsel, will provide opinions for us regarding the validity of the securities. Barnes & Thornburg, Indiana counsel of JES, will opine on the validity of the securities on behalf of JES. Sullivan & Cromwell will pass upon the validity of the securities for the underwriters.

                                    EXPERTS

     The consolidated financial statements of Seagram as of June 30, 1998 and 1997 and for the years ended June 30, 1998 and 1997, the five-month period ended June 30, 1996 and the year ended January 31, 1996 incorporated in this prospectus by reference to Seagram's Annual Report on Form 10-K for the fiscal year ended June 30, 1998, as amended, have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of PolyGram as of December 31, 1997 and 1996 and for each of the years in the three year period ended December 31, 1997 incorporated in this prospectus by reference to Seagram's Form 8-K, dated August 25, 1998, as amended, have been audited by KPMG Accountants N.V., as stated in their report, and have been so incorporated in reliance upon the report of that firm given on the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     Seagram files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information filed by Seagram at the SEC's Public Reference Rooms at:

     - 450 Fifth Street, NW, Washington, D.C. 20549;

     - Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and

     - Seven World Trade Center, New York, New York 10048.

     You may also request copies of these documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the SEC's Public Reference Rooms. Seagram's SEC filings are also available on the SEC's Internet site (http://www.sec.gov).

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, covering the securities described in this prospectus. For further information with respect to us and those securities, you should refer to our registration statement and its exhibits. We have summarized certain key provisions of contracts and other documents that we refer to in this prospectus. Because a summary may not contain all the information that is important to you, you should review the full text of the document. We have included copies of these documents as exhibits to our registration statement.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to another document that Seagram filed with the SEC. The information incorporated by reference is an important part of this prospectus, and information that Seagram files later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

     - Seagram's Annual Report on Form 10-K for the fiscal year ended June 30, 1998, as amended;

     - Seagram's Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 1998, December 31, 1998 and March 31, 1999;

     - Seagram's Current Reports on Form 8-K dated July 20, 1998, August 4, 1998, August 25, 1998, as amended, September 1, 1998, as amended, September 8, 1998, October 30, 1998, as amended, November 13, 1998, November 19, 1998, November 20, 1998, November 25, 1998, December 7, 1998, December 10, 1998, as amended, December 14, 1998, December 23, 1998, April 8, 1999, April 9, 1999 and May 13, 1999.

     You may request a copy of Seagram's filings (other than exhibits) at no cost, by writing or telephoning Seagram at 1430 Peel Street, Montreal, Quebec H3A 1S9, telephone (514) 849-5271, attention: Shareholder Services.

                           JURISDICTION OVER SEAGRAM

     Seagram is a Canadian corporation and certain of its directors and officers and the experts referred to above are citizens or residents of countries other than the United States. A substantial portion of the assets of Seagram and of those persons are located outside the United States. Accordingly, it may be difficult for investors:

     - to obtain jurisdiction over Seagram and those directors and officers and experts in courts in the United States in actions predicated on the civil liability provisions of the U.S. federal securities laws;

     - to enforce against Seagram or such persons judgments obtained in such actions;

     - to obtain judgments against Seagram or those persons in original actions in Canadian or other foreign courts predicated solely upon the U.S. federal securities laws; or

     - to enforce against Seagram or those persons in Canadian or other foreign courts judgments of courts in the United States predicated upon the civil liability provisions of the U.S. federal securities laws.

             ------------------------------------------------------
             ------------------------------------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this prospectus. This prospectus is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not under any circumstances assume that the information in this prospectus is correct on any date after the date of this prospectus.

                           -------------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Summary..............................    1
Risk Factors.........................    7
Description of Seagram...............   10
Use of Proceeds......................   15
Price Range of Common Shares.........   15
Capitalization.......................   16
Ratio of Earnings to Fixed Charges...   17
Selected Historical Consolidated
  Financial Data.....................   18
Disclosure Regarding Forward-Looking
  Information........................   29
Accounting Treatment.................   29
Description of Units.................   30
Description of Capital Stock.........   45
United States Federal Income Tax
  Consequences.......................   46
Canadian Income Tax Consequences.....   53
Underwriting.........................   55
Legal Matters........................   56
Experts..............................   56
Where You Can Find More Information..   56
Jurisdiction of Seagram..............   57

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                                            Units
                            THE SEAGRAM COMPANY LTD.
                                   % ADJUSTABLE
                               CONVERSION - RATE
                               EQUITY SECURITIES
                            ------------------------
                                 [SEAGRAM LOGO]
                            ------------------------
                              GOLDMAN, SACHS & CO.
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The amount of expenses in connection with the issuance and distribution of the securities which are being newly registered hereby, other than underwriting discounts and commissions, is estimated as follows:

Securities and Exchange Commission filing fee...............  $  319,700
Costs of printing and engraving.............................     300,000
Legal fees and expenses.....................................     350,000
Blue Sky fees and expenses..................................      10,000
Accounting fees and expenses................................      40,000
Trustee's fee...............................................      25,000
Rating agencies' fees.......................................     215,000
Miscellaneous...............................................      40,300
                                                              ----------
     Total..................................................  $1,300,000
                                                              ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 124, Subsections (1) through (4), of the Canada Business Corporations Act (the "Act") provides as follows:

          "124. (1) Indemnification.--Except in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of such corporation or body corporate, if

        (a) he acted honestly and in good faith with a view to the best interests of the corporation; and

        (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

          (2) Indemnification in derivative actions.--A corporation may with the approval of a court indemnify a person referred to in subsection (1) in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, to which he is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfils the conditions set out in paragraphs (1)(a) and (b).

          (3) Indemnity as of right.--Notwithstanding anything in this section, a person referred to in subsection (1) is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity

        (a) was substantially successful on the merits in his defense of the action or proceeding, and

        (b) fulfills the conditions set out in paragraphs (1)(a) and (b).

          (4) Directors' and officers' insurance.--A corporation may purchase and maintain insurance for the benefit of any person referred to in subsection (1) against any liability incurred by him

        (a) in his capacity as a director or officer of the corporation, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the corporation; or

        (b) in his capacity as a director or officer of another body corporate where he acts or acted in that capacity at the corporation's request, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate."

     Sections 7.02 and 7.03 of the General By-Laws of The Seagram Company Ltd. provide as follows:

          "Section 7.02--Indemnity. Without in any manner derogating from or limiting the mandatory provisions of the Act but subject to the conditions contained therein, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if

        (a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

        (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he has reasonable grounds for believing that his conduct was lawful.

          Section 7.03--Insurance. Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of the persons mentioned in Section 7.02, as the board may from time to time determine."

     Chapter 37 of the Business Corporation Law of Indiana, the state of incorporation of Joseph E. Seagram & Sons, Inc., provides that, effective August 1, 1987, (i) unless limited by its articles of incorporation, a corporation shall indemnify a director or officer (and may indemnify an employee or agent of the corporation) who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which such person was a party because such person is or was a director, officer, employee or agent of the corporation, as the case may be, against reasonable expenses incurred by such person in connection with the proceeding and (ii) a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director, officer, employee or agent of the corporation against liability incurred in the proceeding if (1) the individual's conduct was in good faith; and (2) the individual reasonably believed (A) in the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in its best interests; and (B) in all other cases, that the individual's conduct was at least not opposed to its best interests; and (3) in the case of any criminal proceeding, the individual either (A) had reasonable cause to believe the individual's conduct was lawful; or (B) had no reasonable cause to believe the individual's conduct was unlawful. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any provision of the articles of incorporation, by-laws, resolution, or other authorization adopted, after notice, by a majority vote of all the voting shares then issued and outstanding.

     Sections 43 through 50 of the By-Laws of Joseph E. Seagram & Sons, Inc. provide as follows:

          "43. The corporation (1) shall indemnify any person who is or was a director, officer, or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, and (2) may indemnify any person who is or was an agent of the corporation or is or was serving at the request of the corporation as an agent of or participant in another corporation or as director, officer, employee or agent of or participant in a partnership, joint venture, trust or other enterprise, and who by reason of such fact is or was a witness or a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against any and all judgments, liabilities, assessments, fines, amounts paid in settlement, costs, charges and expenses (including attorneys' fees) of every kind and nature which such person may actually and reasonably incur in connection with such action, suit or proceeding (or any appeal therein). Notwithstanding the foregoing, (a) in the event of an action, suit or proceeding brought by or in the right of the corporation to procure a judgment in its favor, no indemnification shall be made with respect to any claim, issue or matter as to which the person seeking to be indemnified shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which such action or suit was brought or to which it was appealed shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for any such expenses which the court shall deem proper, and (b) no indemnification shall be made with respect to any claim, issue or matter as to which the person seeking to be indemnified shall have (i) been adjudged by a court or administrative agency to have acted illegally or improperly or (ii) made or agreed to make any payment in settlement unless it is determined in accordance with Section 44 of these by-laws, that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The final disposition of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that a person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, nor, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

          44. Any determination contemplated by clause (b) of Section 43 of these by-laws shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the shareholders.

          45. The indemnification provided herein shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, vote of shareholders or disinterested directors or otherwise, both as to action in any official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, agent or participant and shall inure to the benefit of the heirs, executors and administrators of such a person.

          46. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of or participant in another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of these by-laws, Section 25-202 of the General Corporation Act of the State of Indiana or otherwise.

          47. For purposes of Sections 43 through 46 of these by-laws, (1) Any person who, while a director, officer or employee of the corporation or while serving at the request of the corporation as a director, officer or employee of a 'subsidiary' as hereinafter defined, acts or acted as a fiduciary with respect to an employee benefit plan sponsored by the corporation or by one or more subsidiaries, or with respect to a multi-employer employee benefit plan contributed to by the corporation or by one or more subsidiaries, shall be conclusively deemed to occupy such fiduciary position by reason of the fact that such person is or was such director, officer or employee. As used herein the term 'subsidiary' means a corporation of which a majority of the shares of capital stock have the power ordinarily and generally in the absence of contingencies to elect a majority of the directors thereof is held by the corporation and/or one or more subsidiaries.

          (2) Any person who is or was a director, officer or employee of a 'wholly-owned subsidiary' as hereinafter defined shall be conclusively deemed to occupy such position at the request of the corporation. As used herein the term 'wholly-owned subsidiary' means any corporation of which all shares of capital stock having the power ordinarily and generally in the absence of contingencies to vote for the election of directors, exclusive of director's qualifying shares, are held by the corporation and/or one or more wholly-owned subsidiaries.

          48. For the purposes of Sections 43 through 48 of these by-laws, references to 'the corporation' include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of or participant in such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of or participant in another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of such

     Sections with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

          49. The corporation may pay expenses incurred in appearing as a witness in or defending any action, suit or proceeding (whether civil, criminal, administrative or investigative) before the final disposition thereof upon receipt of an undertaking, by or on behalf of the person for whose benefit such payment is to be made, to repay to the corporation any excess of such payment over the indemnification from the corporation to which such person ultimately shall be determined to be entitled under these by-laws.

          50. The invalidity or unenforceability of any provision of Sections 43 through 48 of these by-laws shall not affect the validity or enforceability of the remaining provisions of such Sections."

     The directors and officers of the Registrants are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they cannot be indemnified by the Registrants.

ITEM 16.  LIST OF EXHIBITS.

     Reference is made to information contained in the Exhibit Index filed as a part of this Registration Statement.

ITEM 17.  UNDERTAKINGS.

     Each of the undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (4) It will reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, JOSEPH E. SEAGRAM & SONS, INC. CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK AND THE STATE OF NEW YORK, ON MAY 13, 1999.

                                          JOSEPH E. SEAGRAM & SONS, INC.
                                                       (Registrant)

                                          By      /s/ JOHN R. PRESTON
                                            ------------------------------------
                                                      John R. Preston
                                                Vice President and Treasurer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED ON MAY 13, 1999 BY THE FOLLOWING PERSONS IN THE CAPACITIES AT JOSEPH SEAGRAM & SONS, INC. INDICATED.

Principal Executive Officer:

                         *                             Director, President and Chief Executive
---------------------------------------------------      Officer
               (Edgar Bronfman, Jr.)

Principal Financial Officer and Agent
  for Service:

                         *                             Director, Vice Chairman and Chief Financial
---------------------------------------------------      Officer
              (Robert W. Matschullat)

Principal Accounting Officer:

                         *                             Vice President and Controller
---------------------------------------------------
               (Frank Merganthaler)

Directors:

                         *                             Director
---------------------------------------------------
                (Edgar M. Bronfman)

                         *                             Director
---------------------------------------------------
               (Charles R. Bronfman)

                         *                             Director
---------------------------------------------------
               (Daniel R. Paladino)

-------------------------

* By signing his name hereto, John R. Preston signs this Registration Statement on behalf of each of the persons indicated above pursuant to a power of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

By       /s/ JOHN R. PRESTON
   -----------------------------------
   (John R. Preston, Attorney-in-fact)

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE SEAGRAM COMPANY LTD. CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MONTREAL, PROVINCE OF QUEBEC, CANADA, ON MAY 13, 1999.

                                          THE SEAGRAM COMPANY LTD.
                                                       (Registrant)

                                          By      /s/ JOHN R. PRESTON
                                            ------------------------------------
                                                      John R. Preston
                                                Vice President and Treasurer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED ON MAY 13, 1999 BY THE FOLLOWING PERSONS IN THE CAPACITIES AT THE SEAGRAM COMPANY LTD. INDICATED.

Principal Executive Officer:

                         *                             Director, President and Chief Executive
---------------------------------------------------      Officer
               (Edgar Bronfman, Jr.)

Principal Financial Officer and Agent
  for Service:

                         *                             Director, Vice Chairman and Chief Financial
---------------------------------------------------      Officer
              (Robert W. Matschullat)

Principal Accounting Officer:

                         *                             Director, Vice Chairman and Chief Financial
---------------------------------------------------      Officer
              (Robert W. Matschullat)

Directors:

  EDGAR M. BRONFMAN*
  CHARLES R. BRONFMAN*
  SAMUEL BRONFMAN II*
  MATTHEW W. BARRETT*
  LAURENT BEAUDOIN*
  CORNELIS BOONSTRA*
  RICHARD H. BROWN*
  WILLIAM G. DAVIS*
  ANDRE DESMARAIS*
  BARRY DILLER *
  MICHELE J. HOOPER*
  DAVID L. JOHNSTON*
  E. LEO KOLBER*
  MARIE-JOSEE KRAVIS*
  SAMUEL MINZBERG*
  JOHN S. WEINBERG*
-------------------------

* By signing his name hereto, John R. Preston signs this Registration Statement on behalf of each of the persons indicated above pursuant to a power of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

By       /s/ JOHN R. PRESTON
   -----------------------------------
   (John R. Preston, Attorney-in-fact)

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBIT
-------                          ----------------------
     1    --  Form of Underwriting Agreement
     3(a)  -- Restated Articles of Incorporation of Joseph E. Seagram &
              Sons, Inc. (incorporated by reference to Exhibit 4(a) to
              Registration Statement on Form S-3 (No. 333-4136) of The
              Seagram Company Ltd. and Joseph E. Seagram & Sons, Inc.).
       (b)  -- By-Laws of Joseph E. Seagram & Sons, Inc., as amended
              (incorporated by reference to Exhibit 4(b) to Registration
              Statement on Form S-3 (No. 333-4136) of The Seagram Company
              Ltd. and Joseph E. Seagram & Sons, Inc.).
       (c)  -- Articles of Amalgamation dated February 1, 1995 between The
              Seagram Company Ltd. and Centenary Distillers Ltd.
              (incorporated by reference to Exhibit 3(a) of The Seagram
              Company Ltd.'s Annual Report on Form 10-K for the fiscal
              year ended January 31, 1995), as amended by Certificate and
              Articles of Amendment dated May 31, 1995 (incorporated by
              reference to Exhibit 3(a) of The Seagram Company Ltd.'s
              Quarterly Report on Form 10-Q for the fiscal quarter ended
              April 30, 1995).
       (d)  -- General By-Laws of The Seagram Company Ltd., as amended
              (incorporated by reference to Exhibit 3(b) to The Seagram
              Company Ltd.'s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1996.
     4(a)  -- Indenture dated as of September 15, 1991, among Joseph E.
              Seagram & Sons, Inc., The Seagram Company Ltd. and The Bank
              of New York, as Trustee (incorporated by reference to
              Exhibit 4(g) of the Current Report on Form 8-K of The
              Seagram Company Ltd. dated November 8, 1991, as amended).
       (b)  -- Form of Master Unit Agreement, between The Seagram Company
              Ltd. and The Bank of New York as agent.
       (c)  -- Pledge Agreement, between The Seagram Company Ltd. and The
              Bank of New York, as Collateral Agent.
       (d)  -- Form of Unit.
       (e)  -- Form of Note.
     5(a)  -- Opinion and Consent of Simpson Thacher & Bartlett.
       (b)  -- Opinion and Consent of Goodman Phillips & Vineberg S.E.N.C.
       (c)  -- Opinion and Consent of Barnes & Thornburg.
    12(a)*  -- Computation of ratio of earnings to fixed charges -- The
              Seagram Company Ltd.
       (b)*  -- Computation of ratio of earnings to fixed charges -- Joseph
              E. Seagram & Sons, Inc.
    23(a)*  -- Consent of PricewaterhouseCoopers LLP, independent accountants, with respect to the financial statements of The
              Seagram Company Ltd.
       (b)*  -- Consent of KPMG Accountants N.V., independent accountants, with respect to the financial statements of PolyGram N.V.
       (c)  -- Consents of Simpson Thacher & Bartlett, Goodman Phillips &
              Vineberg S.E.N.C. and Barnes & Thornburg are included in
              their opinions filed as Exhibits 5(a), 5(b) and 5(c),
              respectively.

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBIT
-------                          ----------------------
    24(a)*  -- Power of Attorney -- The Seagram Company Ltd.
       (b)*  -- Power of Attorney -- Joseph E. Seagram & Sons, Inc.
25    *   --  Statement of Eligibility of Trustee.

-------------------------

* Filed herewith.